
03058991

JW MARRIOTT DESERT RIDGE
RESORT & SPA

2002 ANNUAL REPORT



CNL™
Hospitality Properties, Inc.

COMPANY PROFILE

CNL Hospitality Properties, Inc. (the "Company") is a real estate investment trust (REIT) that invests in hotel properties representing the full service, extended stay and limited service segments of the lodging industry. As of February 21, 2003, the Company owned interests in 61 properties and had commitments to acquire or develop three additional properties, representing a geographically diverse portfolio in 23 states. As a result of the Company's growth this past year, CNL Hospitality Properties, Inc. is the nation's fifth largest publicly held hotel REIT measured by total assets.

The Company continues to execute its strategy of acquiring and developing high quality properties that are leased to or managed by strong, nationally recognized hotel operators.

ABOUT REITs

A real estate investment trust, or REIT, is a corporation that combines the capital of many shareholders to acquire or provide financing for all forms of income-producing real estate. A REIT gives an investor a practical and effective means to include professionally managed real estate in a diversified portfolio.

A corporation that qualifies as a REIT is required to pay at least 90 percent of its taxable income to its shareholders every year, and in return generally does not pay corporate income tax – one of the most attractive aspects of a REIT. This means that nearly all of a REIT's income can be distributed to shareholders, and there is no double taxation of the income to the shareholders.

Pictured on cover:
JW Marriott Desert Ridge Resort & Spa –
Phoenix, Arizona

CNL Hospitality Properties, Inc. 2002 Highlights

- Asset base increased to more than $1.3 billion in 2002 from $901 million in 2001.
- Annual stock offering proceeds rose to over $489 million during 2002 from $286 million during 2001.
- Culminating two years of development, the 950-room JW Marriott Desert Ridge Resort & Spa in Phoenix opened as the largest resort hotel in Arizona.
- The Company acquired direct or indirect interests in 16 hotel properties, valued at $870 million.
- Concept diversification was strengthened by adding three premier hotel brands: JW Marriott Hotels, Doubletree and Hampton Inn.

highlights

Table of Contents

To Our Shareholders:

To execute strategy, ancient wisdom tells us that it is important "to see distant things as if they were close and to take a distanced view of close things."

This wisdom perhaps best describes how CNL Hospitality Properties, Inc. capitalized on its strengths in 2002. The Company took a distanced view of close things, notably the slowdown in the overall economy, and continued to focus on distant things – quality hotel investments. Last year, we leveraged our access to capital to strengthen our portfolio of assets and to broaden our reach in the upscale hotel segment.

Expanded Portfolio

We remain committed to partnering with the nation's leading hotel operating companies and building a diversified portfolio of quality hotels within or near major metropolitan cities and destination markets. As of February 21, 2003, CNL Hospitality Properties, Inc. had acquired direct or indirect interests in 61 hotels, and had committed to acquire or develop three additional properties, for a total of 64 hotels located in 23 states. In 2002, we added three new hotel brands to our portfolio, entered into eight new markets and strengthened our relationships with Marriott International, Inc. and Hilton Hotels Corporation. In February 2003, we established a new relationship with Hyatt Hotels Corporation.

In December 2000, the Company acquired an interest in a joint venture created to develop the 950-room JW Marriott Desert Ridge Resort & Spa in Phoenix, Arizona, the largest resort and spa in the state. The property opened on November 30, 2002, making it the 2,500th Marriott property worldwide and the 25th property to open with the luxurious JW Marriott Hotels & Resorts brand. Framed by the Sonoran Desert and McDowell Mountains, the resort features nine restaurants, a 28,000 square-foot spa, four acres of swimming pools with winding waterways and waterfalls, an eight-court tennis pavilion and two 18-hole championship golf courses. The property also offers 170,000 square feet of meeting space, including the largest grand ballroom in Arizona.

The Company also acquired direct or indirect interests in eight additional Marriott brand hotel properties in 2002, including the 405-room Courtyard San Francisco Downtown and the 374-room Marriott Bridgewater, New Jersey, as well as two Courtyard by Marriott hotels, one Residence Inn, two SpringHill Suites and one TownePlace Suites.

CNL Hospitality Properties, Inc. formed a partnership with Hilton Hotels Corporation in December 2002 for the purpose of acquiring interests in the 500-room Doubletree Hotel at Lincoln Centre in Dallas, Texas, and the 428-room Sheraton El Conquistador Resort and Country Club in Tucson, Arizona, which has been converted to a Hilton. As of February 21, 2003, the partnership had also acquired the Hilton Rye Town in Rye Brook, New York, and the Doubletree Crystal City in Arlington, Virginia, as well as three Embassy Suites located in Orlando, Florida; Arlington, Virginia; and



JW Marriott Desert Ridge Resort & Spa – Phoenix, Arizona

Arizona's largest resort and spa, the 950-room resort offers majestic views of the McDowell Mountains and features nine restaurants, a 28,000 square-foot spa, four acres of swimming pools and two championship golf courses.



Santa Clara, California. The Doubletree Crystal City was previously acquired by the Company in December 2002 and was subsequently contributed to the partnership.

We continued to further our diversification by acquiring an interest in our first Hampton Inn, a 176-room hotel located in the Houston Galleria area, and our February 2003 acquisition of the Hyatt Regency Hotel in Coral Gables, Florida.

Three hotel development projects were completed in 2002 and added to our portfolio: the 350-suite Residence Inn SeaWorld International Center in Orlando, Florida; the 174-room Courtyard by Marriott in Weston, Florida; and the 146-room Courtyard by Marriott in Edison, New Jersey. In addition, we completed over $60 million in renovations at the Waikiki Beach Marriott Resort, which the Company acquired through a partnership with Marriott in 2001.

Currently, the Company has a commitment to acquire the 358-room Seattle Marriott Waterfront hotel, the 494-room New Orleans Grande Hotel, as well as the 293-room Renaissance Tampa Hotel at International Plaza, marking our first Renaissance Hotel. We also anticipate the beginning of construction of a 156-room Courtyard on a site the Company owns in Foothill Ranch, California.

Valued Relationships

CNL Hospitality Properties, Inc. plans to continue to invest in properties leased to or managed by selected regional and national hospitality companies such as Marriott, Hilton, Wyndham and Hyatt. We value these strong relationships and the integrity and dedication to service we share with our operating partners.



Geographic Diversification of Hotel Portfolio

- ◇ 60 Acquired Properties
- ○ 3 Committed to Acquire
- △ 1 Under Development



As of February 21, 2003

Hilton El Conquistador
Golf & Tennis Resort
Tucson, Arizona

The largest golf resort in southern Arizona, the 428-room El Conquistador is amid 500 acres surrounding the Santa Catalina Mountains. The four-star resort boasts 45 holes of golf, 31 tennis courts, three pools and five restaurants.



The Company's newly established relationship with Hyatt Hotels Corporation aligns with our commitment to work with the industry's pre-eminent and growth-oriented lodging companies, and we look forward to creating new alliances with other top-tier hotel operating companies.

Financial Results

The Company's asset base grew from $901 million to more than $1.3 billion in 2002. During the year ended 2002, CNL Hospitality Properties, Inc. received over $489 million in gross proceeds from its stock offerings, the majority of which we used to acquire direct or indirect interests in or completed construction of 16 hotel properties.

As a result of the Company's growth this past year, CNL Hospitality Properties, Inc. now ranks in the top five of the nation's hospitality real estate investment trusts measured by total assets.

In 2002, our funds from operations (FFO*) and net earnings were approximately $59.4 million and $15.8 million, respectively. In spite of the slowdown in the economy, our cash flow from operations – strengthened by credit enhancements – remained strong at $70.3 million as compared to $52.9 million in 2001. Dividends paid to shareholders remained at an annual rate of 7.75 percent totaling $74.2 million. The Company's dividend policy reflects our balanced analysis of current operating cash flow and long-term, stabilized cash flow and value creation.



**FFO is a common financial performance measure in the REIT industry that generally represents net earnings before gains from the sale of real estate assets, plus depreciation and amortization of real estate.*

Brand Diversification by Rooms


13.5% Marriott® Hotels, Resorts and Suites
12.2% Residence Inn®
2.3% Fairfield Inn®
8.6% JW Marriott®
20.2% Courtyard®
1.8% Renaissance®
8.6% SpringHill Suites®
3.3% TownePlace Suites®
2.3% Wyndham®
1.4% Hyatt®
1.0% Hampton Inn®
12.3% Hilton®
5.8% Embassy Suites®
6.7% Doubletree®

Includes properties the Company owned, had under development and had committed to acquire as of February 21, 2003. Of the 14 brands listed above, eight are within the Marriott International chain, four within Hilton Hotels Corporation chain, one within Wyndham Hotels & Resorts chain and one within Hyatt Hotels Corporation chain.

Waikiki Beach Marriott Resort – Oahu, Hawaii

The fourth largest hotel in Hawaii, the 1,310-room resort offers magnificent views of the Pacific Ocean, Diamond Head and Kapiolani Park, and has recently undergone over $60 million in renovations.



The Year Ahead

Looking ahead, we anticipate maintaining our role as a leading capital provider in the lodging industry and effectively identifying investment opportunities with a long-term perspective. This unique position will allow us to continue to expand our hotel acquisition and development opportunities, and our leadership is poised to manage the growth. We are especially pleased to welcome John A. Griswold, who was appointed president of CNL Hospitality Properties, Inc., effective as of March 17, 2003, bringing more than 30 years of experience in the hospitality industry.

We are optimistic about the future of CNL Hospitality Properties, Inc. and are working diligently to execute our strategy in 2003. We will remain steadfast in our commitment to pursue new opportunities and enhance shareholder value.

Sincerely yours,



James M. Seneff, Jr.
Chairman of the Board
& Co-Chief Executive Officer



Thomas J. Hutchison III
Co-Chief Executive Officer
& President

Letter Dated February 21, 2003

Embassy Suites Downtown Portland – Portland, Oregon

Designated as a national historic landmark, the hotel is located in downtown Portland within the city's entertainment and cultural district. The property opened in 1997 following a major redevelopment of the former Multnomah Hotel, originally built in 1912.



Directors, Independent Directors & Executive Officers



James M. Seneff, Jr.
Director, Chairman &
Co-Chief Executive Officer



Thomas J. Hutchison III
Co-Chief Executive Officer &
President



Charles E. Adams*
Independent Director

President and Founding Principal of Celebration Associates, LLC, a real estate advisory and development firm



Robert A. Bourne
Treasurer



Lawrence A. Dustin
Independent Director

President, a director and a principal stockholder of Dustin/Massagli LLC, which manages operations of EMTG, LLC



Charles A. Muller
Chief Operating Officer &
Executive Vice President



Matthew W. Kaplan
Director

Managing Director of Rothschild Realty, Inc.



C. Brian Strickland
Executive Vice President



Craig M. McAllaster*
Independent Director

Dean of the Roy E. Crummer Graduate School of Business at Rollins College



Lynn E. Rose
Corporate Secretary



As of February 21, 2003
** Member of audit committee*

Hyatt Regency Coral Gables – Coral Gables, Florida

The 242-room Hyatt is an elegant Mediterranean-style hotel in the heart of Coral Gables, within walking distance to shopping along South Florida's famous Miracle Mile.



Courtyard San Francisco Downtown – San Francisco, California

The 405-room, 18-story Courtyard is just minutes away from San Francisco's greatest attractions, including Union Square, the Golden Gate Bridge, Fisherman's Wharf, Chinatown, PacBell Park and Alcatraz.



HOTEL PORTFOLIO

ARIZONA

JW Marriott Desert Ridge Resort & Spa
5350 East Marriott Drive
Phoenix, AZ 85054
(480) 293-5000

Residence Inn Phoenix Airport
801 North 44th Street
Phoenix, AZ 85008
(602) 273-9220

Courtyard Scottsdale Downtown
3311 North Scottsdale Road
Scottsdale, AZ 85251
(480) 429-7785

Hilton Tucson El Conquistador Golf & Tennis Resort
10000 North Oracle Road
Tucson, AZ 85737
(520) 544-5000

CALIFORNIA

Hilton Costa Mesa
3050 Bristol Street
Costa Mesa, CA 92626
(714) 438-4900

SpringHill Suites Manhattan Beach – Hawthorne
14620 Aviation Boulevard
Manhattan Beach, CA 90250
(310) 727-9595

TownePlace Suites Los Angeles – Manhattan Beach
14400 Aviation Boulevard
Manhattan Beach, CA 90250
(310) 725-9696

Courtyard Newark – Silicon Valley
34905 Newark Boulevard
Newark, CA 94560
(510) 792-5200

Residence Inn San Jose – Newark
35466 Dumbarton Court
Newark, CA 94560
(510) 739-6000

TownePlace Suites Newark – Silicon Valley
39802 Cedar Boulevard
Newark, CA 94560
(510) 657-4600

Courtyard Oakland Airport
350 Hegenberger Road
Oakland, CA 94621
(510) 568-7600

Courtyard Palm Desert
74895 Frank Sinatra Drive
Palm Desert, CA 92211
(760) 776-4150

Residence Inn Palm Desert
38305 Cook Street
Palm Desert, CA 92211
(760) 776-0050

Residence Inn San Diego – Sorrento Mesa
5995 Pacific Mesa Court
San Diego, CA 92121
(858) 552-9100

Courtyard San Francisco Downtown
299 Second Street
San Francisco, CA 94105
(415) 947-0700

Embassy Suites Santa Clara – Silicon Valley
2885 Lakeside Drive
Santa Clara, CA 95054
(408) 496-6400

COLORADO

Wyndham Denver Tech Center
7675 East Union Avenue
Denver, CO 80237
(303) 770-4200

CONNECTICUT

Courtyard Hartford – Manchester
225 Slater Street
Manchester, CT 06040
(860) 533-8484

Residence Inn Hartford – Manchester
201 Hale Road
Manchester, CT 06040
(860) 432-4242

FLORIDA

Hyatt Regency – Coral Gables
50 Alhambra Plaza
Coral Gables, FL 33134
(305) 441-1234

Miami Hilton Airport & Towers
5101 Blue Lagoon Drive
Miami, FL 33126
(305) 265-3850

Courtyard at Lake Buena Vista – Marriott Village
8623 Vineland Avenue
Orlando, FL 32821
(407) 938-9001

Embassy Suites – Orlando Airport
5835 T.G. Lee Boulevard
Orlando, FL 32822
(407) 888-9339

Fairfield Inn at Lake Buena Vista
8615 Vineland Avenue
Orlando, FL 32821
(407) 938-9001

Residence Inn Sea World International Center
11000 Westwood Boulevard
Orlando, FL 32821
(407) 313-3600

SpringHill Suites at Lake Buena Vista
8601 Vineland Avenue
Orlando, FL 32821
(407) 938-9001

Courtyard Ft. Lauderdale Weston
2000 North Commerce Parkway
Weston, FL 33326
(954) 343-2225

GEORGIA

Courtyard Alpharetta Atlanta
12655 Deerfield Parkway
Alpharetta, GA 30004
(678) 366-3360

Residence Inn Atlanta-Buckhead (Lenox Park)
2220 Lake Boulevard
Atlanta, GA 30319
(404) 467-1660

Residence Inn Atlanta – Gwinnett Place
1760 Pineland Road
Duluth, GA 30096
(770) 921-2202

HAWAII

Waikiki Beach Marriott Resort
2552 Kalakaua Avenue
Honolulu, HI 96815
(808) 922-6611

Properties acquired as of February 21, 2003



CNL™
Hospitality Properties, Inc.

HOTEL PORTFOLIO (continued)

KANSAS

Courtyard – Overland Park Convention Center
11001 Woodson Street
Overland Park, KS 66211
(913) 317-8500

MAINE

TownePlace Suites Portland – Scarborough
700 Roundwood Drive
Scarborough, ME 04074
(207) 883-6800

MARYLAND

SpringHill Suites Gaithersburg
9715 Washingtonian Boulevard
Gaithersburg, MD 20878
(301) 987-0900

MASSACHUSETTS

TownePlace Suites Boston – Tewksbury
20 International Place
Tewksbury, MA 01876
(978) 863-9800

Wyndham Billerica
270 Concord Road
Billerica, MA 01821
(978) 670-7500

MICHIGAN

Hilton Suites Auburn Hills
2300 Featherstone Road
Auburn Hills, MI 48326
(248) 334-2222

NEVADA

Residence Inn Las Vegas Hughes Center
370 Hughes Center Drive
Las Vegas, NV 89109
(702) 650-0040

NEW JERSEY

Courtyard Basking Ridge
595 Martinsville Road
Basking Ridge, NJ 07920
(908) 542-0300

Bridgewater Marriott Hotel
700 Commons Way
Bridgewater, NJ 08807
(908) 927-9300

Courtyard Edison – Raritan Center
3105 Woodbridge Avenue
Edison, NJ 08837
(732) 738-1991

TownePlace Suites Philadelphia – Mt. Laurel
450 Century Parkway
Mt. Laurel, NJ 08054
(856) 778-8221

NEW YORK

Hilton Rye Town
699 Westchester Avenue
Rye Brook, NY 10573
(914) 939-6300

NORTH CAROLINA

SpringHill Suites Charlotte University
8700 Research Drive
Charlotte, NC 28262
(704) 503-4800

SpringHill Suites Durham – RTP
920 Slater Road
Raleigh/Durham, NC 27703
(919) 998-9500

OREGON

Embassy Suites Hotel Portland – Downtown
319 Southwest Pine Street
Portland, OR 97204
(503) 279-9000

PENNSYLVANIA

Courtyard Philadelphia Downtown
21 North Juniper Street at City Hall
Philadelphia, PA 19107
(215) 496-3200

SpringHill Suites Philadelphia – Plymouth Meeting
430 Plymouth Road
Plymouth Meeting, PA 19462
(610) 940-0400

TEXAS

Doubletree Dallas – Lincoln Centre
5410 LBJ Freeway
Dallas, TX 75240
(972) 934-8400

Dallas Marriott Suites Market Center
2493 North Stemmons Freeway
Dallas, TX 75207
(214) 905-0050

Hampton Inn Houston Galleria
4500 Post Oak Parkway
Houston, TX 77027
(713) 871-9911

Courtyard Dallas Plano in Legacy Park
6840 North Dallas Parkway
Plano, TX 75024
(972) 403-0802

Residence Inn Dallas Plano
5001 Whitestone Lane
Plano, TX 75024
(972) 473-6761

UTAH

Residence Inn Salt Lake City Cottonwood
6425 South 3000 East
Salt Lake City, UT 84121
(801) 453-0430

VIRGINIA

Doubletree Hotel Crystal City
300 Army Navy Drive
Arlington, VA 22202
(703) 416-4100

Embassy Suites Crystal City
1300 Jefferson Davis Highway
Arlington, VA 22202
(703) 979-9799

SpringHill Suites Centreville – Manassas
5920 Trinity Parkway
Centreville, VA 20120
(703) 815-7800

Residence Inn Fairfax – Merrifield
8125 Gatehouse Road
Falls Church, VA 22042
(703) 573-5200

SpringHill Suites Richmond – Virginia Center
9701 Brook Road
Glen Allen, VA 23059
(804) 266-9403

WASHINGTON

Courtyard Seattle Downtown – Lake Union
925 Westlake Avenue North
Seattle, WA 98109
(206) 213-0100

Properties acquired as of February 21, 2003



CNL™
Hospitality Properties, Inc.

Consolidated Financial Statements

Management's Discussion & Analysis of Financial Condition & Results of Operations

Introduction

The Company

CNL Hospitality Properties, Inc. is a corporation which was organized pursuant to the laws of the State of Maryland on June 12, 1996 and operates for federal income tax purposes as a real estate investment trust (a "REIT"). CNL Hospitality GP Corp. and CNL Hospitality LP Corp. are wholly owned subsidiaries of CNL Hospitality Properties, Inc., each of which was organized in Delaware in June 1998. CNL Hospitality Partners, LP, is a Delaware limited partnership ("Hospitality Partners") formed in June 1998. CNL Hospitality GP Corp. and CNL Hospitality LP Corp. are the general and limited partner, respectively, of Hospitality Partners. Properties acquired are generally expected to be held by Hospitality Partners and, as a result, are owned by CNL Hospitality Properties, Inc. through Hospitality Partners. Various other wholly owned subsidiaries have been and will be formed in the future for purposes of acquiring or developing hotel Properties. The terms "Company" or "Registrant" include, unless the context otherwise requires, CNL Hospitality Properties, Inc., Hospitality Partners, CNL Hospitality GP Corp., CNL Hospitality LP Corp., CNL Philadelphia Annex, LLC, CNL Hotel Investors, Inc., CNL LLB SHS Management, LP, CNL LLB F-Inn Management, LP, CNL LLB C-Hotel Management, LP, CNL Bridgewater Hotel Partnership, LP, CNL MI-4 Hotel, LP and each of their wholly owned subsidiaries. Amounts contained herein are in thousands, unless otherwise noted, except for per share data.

The Company is engaged primarily in the acquisition and ownership of interests in hotel Properties generally located across the United States, and has retained CNL Hospitality Corp. (the "Advisor") as its Advisor to provide management, acquisition, advisory and certain administrative services. The hotel Properties may include limited service, extended stay and full service hotel Properties. The Company generally leases its Properties to wholly owned taxable REIT subsidiary ("TRS") entities and contracts with third-party managers to operate the Properties. Hotel operating revenues and expenses for these Properties are included in the consolidated results of operations of the Company. Other Properties are leased on a triple-net basis to unrelated third-party tenants who operate the Properties or contract with hotel managers to run their hotel operations. Rental income from operating leases is included in the Company's consolidated results of operations for these Properties. All Properties acquired in 2002 are, and Properties acquired in the future are generally expected to be, leased to the Company's TRS entities. Additionally, several previously entered into third-party leases were assumed by TRS entities of the Company during 2002 and the Company may assume additional leases in the future. For certain Properties, the Company has received various credit enhancement guarantees from third-party managers who, subject to certain limitations, have guaranteed performance levels for Properties they manage. See Note 13, "Commitments and Contingencies" of the Company's consolidated financial statements for additional information on credit enhancements.

The Company may also provide Mortgage Loans to operators of hotel brands. However, it has not done so as of December 31, 2002. In addition, the Company may invest up to a maximum of 5% of total assets in equity interests in businesses that provide service to or are otherwise ancillary to the lodging industry ("Ancillary Businesses"). As of December 31, 2002, the Company has limited investments in Ancillary Businesses (0.4% of total assets).

Liquidity & Capital Resources

Common Stock Offerings

The Company was formed in June 1996, at which time it received an initial capital contribution of $200 from the Advisor for 20 shares of common stock. On July 9, 1997, the Company commenced an offering (the "Initial Offering") of up to 16,500 shares of common stock ($165,000) pursuant to a registration statement on Form S-11 under the Securities Act of 1933, as amended. Subsequent to the completion of the Initial Offering, through December 31, 2002, the Company has had three follow-on, best efforts offerings of up to 117,500 shares of common stock, including an offering for up to 45,000 shares that was being offered as of December 31, 2002 (the "2002 Offering"). In addition, upon completion of the 2002 Offering on February 4, 2003, the Company commenced its fifth offering of up to 175,000 shares of common stock at $10 per share ($1,750,000) (the "2003 Offering"). Of the 175,000 shares of common stock being offered, up to 25,000 will be available to stockholders purchasing shares through the reinvestment plan. The price per share and the other terms of the 2003 Offering, including the percentage of gross proceeds payable (i) to the managing dealer for selling commissions and expenses in connection with the offering and (ii) to the Advisor for acquisition fees, are substantially the same as those for the Company's 2002 Offering. CNL Securities Corp., an affiliate of the Advisor, is the managing dealer for the Company's equity offerings. As of December 31, 2002, the Company had received gross proceeds totaling approximately $1,267,821 from the sale of 126,782 shares of common stock through its public offerings.

As of December 31, 2002, net proceeds to the Company from its four prior public offerings, loan proceeds and capital contributions from the Advisor, after deduction of selling commissions, marketing support fees, due diligence expense reimbursements and organizational and offering expenses, totaled approximately $1,535,263. As of such date, the Company has used approximately $739,359 of net offering proceeds and approximately $276,928 of loan proceeds to invest in 42 hotel Properties and a parcel of land on which a hotel Property was being constructed, approximately $220,872 to invest in 13 Properties through seven partnerships, including three Properties on which hotels were being constructed or renovated, approximately $8,467 to redeem 914 shares of common stock, approximately $160,407 to pay down the two construction lines of credit and approximately $93,980 to pay acquisition fees and expenses, leaving approximately $35,250 available for future investments.

During the period January 1, 2003 through February 21, 2003, the Company received additional net offering proceeds of approximately $81,442 from the 2002 and 2003 Offerings, used approximately $16,196 to invest in four new Properties through an existing partnership, used approximately $39,125 to acquire one additional Property, and as of February 21, 2003, had approximately $60,372 available for investment in Properties and Mortgage Loans or other permitted investments. The Company expects to use

(Amounts are in thousands, except per share data.)

the uninvested net proceeds from the 2002 Offering, plus any additional net proceeds from the sale of shares from the 2003 Offering to purchase interests in additional Properties and, to a lesser extent, invest in Mortgage Loans or other permitted investments such as investments in other real estate companies and partnerships. Additionally, the Company intends to borrow money to acquire interests in additional Properties, to invest in Mortgage Loans and to pay certain related fees. The Company intends to encumber assets in connection with such borrowings. The Company currently has a $96,725 revolving line of credit ("Revolving LOC") as described below. A total of approximately $72,646 was available under the Revolving LOC as of December 31, 2002.

Redemptions

In October 1998, the Board of Directors elected to implement the Company's redemption plan. Under the redemption plan, prior to such time, if any, as the Company's shares are listed on a national securities exchange or over-the-counter market, any stockholder who has held shares for at least one year may present all or any portion equal to at least 25% of their shares to the Company for redemption in accordance with the procedures outlined in the redemption plan. Upon presentation, the Company may elect, at its discretion, to redeem the shares, subject to certain conditions and limitations. However, at no time during a 12-month period may the number of shares redeemed by the Company exceed 5% of the number of shares of the Company's outstanding common stock at the beginning of the 12-month period. During the years ended December 31, 2002, 2001 and 2000, 239 shares, 251 shares and 269 shares, respectively, were redeemed at $9.20 per share (approximately $2,391, $2,313 and $2,503, respectively), and retired from shares outstanding of common stock.

Borrowings

The Company's objectives and strategies with respect to long-term debt are to (i) minimize the amount of interest incurred on permanent financing while limiting the risk related to interest rate fluctuations through hedging activities and (ii) maintain the ability to refinance existing debt. Because some of the Company's mortgage notes bear interest at fixed rates, changes in market interest rates during the term of such debt will not affect the Company's operating results. The majority of the Company's fixed rate debt arrangements allow for repayment earlier than the stated maturity date. These prepayment rights may afford the Company the opportunity to mitigate the risk of refinancing at maturity at higher rates by refinancing prior to maturity. The weighted average effective interest rate on mortgages and other notes payable was approximately seven percent as of December 31, 2002.

The Company's Revolving LOC is used to fund acquisition and development of Properties and investments in Mortgage Loans. The Company is able to receive cash advances of up to $96,725 until September 2006. Interest payments are due monthly with principal payments of $1 due at the end of each loan year. Advances under the line of credit bear interest at an annual rate of 225 basis points above 30-day LIBOR (3.63% as of December 31, 2002) and are collateralized by certain hotel Properties. As of December 31, 2002, the Company had approximately $24,079, including accrued interest of approximately $79, outstanding under the Revolving LOC.

In September 2002, the Company paid down approximately $50,292 that had previously been borrowed on two construction loan facilities for

(Amounts are in thousands, except per share data.)

the construction of two Properties. An existing construction loan facility (the "Construction LOC") was renegotiated resulting in an increased total borrowing capacity of $64,000. This Construction LOC expires in December 2005 and bears interest at a floating rate with a floor of 6.75%. Approximately $21,280 was outstanding on the Construction LOC as of December 31, 2002.

On October 31, 2002, the Company obtained a loan in the amount of $90,700 collateralized by eight of its hotel Properties. The loan has a term of five years and bears interest at 6.53% per annum. Payments of interest only are due monthly for the first two years of the loan, and monthly payments of principal and interest are due thereafter, calculated on a 20-year amortization schedule through maturity. At closing the Company borrowed approximately $9,070 which was outstanding as of December 31, 2002, with the remainder expected to be funded in 2003.

On November 25, 2002, the Company obtained a loan in the amount of $31,000 collateralized by one of its hotel Properties. The loan has a term of five years and bears interest at 5.84% per annum. Payments of interest only are due monthly for the first two years of the loan, and monthly payments of principal and interest are due thereafter, calculated on a 25-year amortization schedule through maturity. The full $31,000, plus accrued interest of approximately $82, was outstanding as of December 31, 2002.

(Amounts are in thousands, except per share data.)

As of December 31, 2002, the Company's fixed and variable rate debt instruments, excluding debt of unconsolidated partnerships, were as follows:

Loan Description	Principal and Accrued Interest Balance	Maturity	Fixed Rate Per Year	Variable Rate	Interest Payments Due
Three Properties in Lake Buena Vista, FL	$ 50,347	December 2007	8.335%	—	Monthly
Portfolio of seven Properties in the Western United States	84,638	July 2009	7.67%*	—	Monthly
Property in Philadelphia, PA	32,069	December 2007	8.29%	—	Monthly
Tax Incremental Financing Note ("TIF Note") on Property in Philadelphia, PA	8,459	June 2018	12.85%****	—	Monthly
Portfolio of eight Properties located throughout the United States	9,070	November 2007	6.53%	—	Monthly
One Property located in New Jersey	31,082	December 2007	5.84%	—	Monthly
Two development Properties, one in California and one in Florida	21,280	December 2005	—	LIBOR + 275 bps***	Monthly
Line of credit**	24,079	September 2006	—	LIBOR + 225 bps	Monthly

* Average interest rate as the loans bear interest ranging from 7.50% to 7.75%.

** Revolving LOC.

*** The Construction LOC has an interest rate floor of 6.75%.

**** Tax Incremental Financing which is paid down with incremental real estate taxes resulting in an interest rate of 12.85%.

With respect to certain of its Properties, the Company has received various credit enhancement guarantees from third-party managers who have guaranteed a certain level of performance for Properties they manage which are leased to TRS entities. When provided, these guarantees are typically in effect during the stabilization period for the hotel Property or Properties being guaranteed. These guarantees normally expire (i) when a predefined operating performance threshold is achieved for 12 consecutive months, (ii) after a specified period (typically three to five years) or (iii) when maximum allowable funding under that guarantee has been received, whichever occurs first. Operating results of several Properties may be "pooled" in order to measure operating performance for purposes of determining guarantee funding. Additionally, all or a portion of the amounts funded under these guarantees may be earned back by

(Amounts are in thousands, except per share data.)

the guarantor, with a specified return, as an incentive fee under the management contract. Such incentive fee amounts will be paid only to the extent Property operating profits exceed a predetermined operating threshold. In situations where the guarantor has the opportunity to earn back funding from these guarantees, the funds received under the guarantees are recorded as other liabilities in the accompanying consolidated balance sheets. As of December 31, 2002 and December 31, 2001, the Company did not have any outstanding liabilities from its credit enhancement guarantees. Additionally, as of December 31, 2002 and December 31, 2001, the Company had approximately $37,515 and $50,000, respectively, which remained available for funding under these types of guarantees, should such funding be necessary. Additional amounts of available funding under these types of credit enhancements are available separately for several of the partnerships in which the Company has invested. There is no assurance that market conditions will allow the Company to continue to obtain credit enhancements in the future.

The Company has amended the agreements relating to one of its credit enhancements with Marriott International, Inc. ("Marriott"). Marriott is obligated to fund guarantee payments of certain minimum returns to TRS entities of the Company. However, the management contracts on the hotels subject to the credit enhancements were amended to provide that the first incentive management fee is payable up to a predefined amount rather than paying the fee primarily based on the amounts previously funded under the guarantee. The Company has recognized other income at approximately $10,280 during the fourth quarter of 2002 equal to the amounts previously funded under the credit enhancement through December 31, 2002, which Marriott has agreed will not be subject to repayment provisions. Additionally, the Company will recognize income in the future, rather than liabilities, whenever amounts are funded by Marriott under the arrangement. The Company will recognize incentive management fee expense if and when such incentive management fees are earned by Marriott. These amendments are not expected to have a significant effect on the Company's cash available for distribution to stockholders.

In connection with the lease assumptions on nine Properties, the Company assumed a liquidity facility loan in the amount of approximately $3,600. A total of approximately $10,170 is available under the facility. The facility was provided by the manager of the Properties to fund Property operating shortfalls for the aggregate rent due on a pooled basis for the nine portfolio Properties. The facility is available until the earlier of (i) expiration of the agreement on December 31, 2004, (ii) the minimum rent coverage of the pooled Properties equals or exceeds a predefined threshold for 13 consecutive accounting periods or (iii) total liquidity facility funding equals or exceeds 10 percent of the total purchase price for all nine Properties at the end of any fiscal year. As of December 31, 2002, approximately $5,632 outstanding and approximately $4,538 available for future draws under the liquidity facility loan. Amounts advanced under the liquidity facility loan are repaid only out of excess cash flow after payment of rent.

(Amounts are in thousands, except per share data.)

The following is a schedule of the Company's fixed and variable rate debt maturities and principal payments, including the Revolving LOC, for each of the next five years, and thereafter:

	Fixed Rate Mortgages Payable and Accrued Interest	Variable Rate Other Notes Payable	Total Mortgages and Other Notes Payable
2003	$ 3,490	$ 152	$ 3,642
2004	2,676	—	2,676
2005	3,456	21,208	24,664
2006	3,701	23,999	27,700
2007	53,954	—	53,954
Thereafter	154,020	—	154,020
	$ 221,297	$ 45,359	$ 266,656

Market Risk

The Company is subject to interest rate risk through outstanding balances on its variable rate debt, as described in the "Borrowings" section beginning on page 18. The Company may mitigate this risk by paying down additional outstanding balances on its variable rate loans from offering proceeds, refinancing with fixed rate permanent debt or obtaining cash flow hedges should interest rates rise substantially. At December 31, 2002, approximately $45,359 in variable rate debt was outstanding.

In addition, the Company has issued fixed interest rate mortgages payable and notes payable to lenders under permanent financing arrangements. The Company believes that the estimated fair value of the amounts outstanding on its fixed rate mortgages payable and notes payable under permanent financing arrangements at December 31, 2002, approximated the outstanding principal amount.

Property Acquisitions & Completed Development Properties

During 2002, the Company made the following additional acquisitions:

Brand Affiliation	Property Location	Purchase Date
SpringHill Suites™ by Marriott®	Manhattan Beach, CA	January 18, 2002
TownPlace Suites™ by Marriott®	Manhattan Beach, CA	January 18, 2002
SpringHill Suites™ by Marriott®	Plymouth Meeting, PA	January 18, 2002
Courtyard® by Marriott®	Basking Ridge, NJ	March 1, 2002
Marriott® Hotel	Bridgewater, NJ	June 14, 2002
Courtyard® by Marriott®	Foothill Ranch, CA	July 3, 2002*
Courtyard® by Marriott®	Newark, CA	October 25, 2002
Residence Inn by Marriott®	Newark, CA	November 15, 2002
Doubletree® Crystal City	Arlington, VA	December 19, 2002

* Land purchased for development on which a hotel Property is being constructed.

(Amounts are in thousands, except per share data.)

Additionally, the Company completed construction and opened the following Properties during 2002:

Brand Affiliation	Property Location	Opening Date
Residence Inn by Marriott®	Orlando, FL	February 14, 2002
Courtyard® by Marriott®	Weston, FL	February 14, 2002
Courtyard® by Marriott®	Edison, NJ	November 4, 2002

All of the Properties acquired or completed during 2002 are leased to the Company's TRS entities and are operated by third-party hotel managers.

Investments in Unconsolidated Subsidiaries

Desert Ridge Partnership. The Company owns 44% of Desert Ridge Resort Partners, LLC (the "Desert Ridge Partnership") at a cost of approximately $25,000 as of December 31, 2002. The Desert Ridge Partnership owns a resort which was under construction during the majority of 2002 and all of 2001. The resort opened for business on November 30, 2002. Limited golf course operations are included in consolidated operations of the Company until the resort opened in late 2002. The final costs of construction will be paid in early 2003. Upon completion, the estimated total cost of the resort is expected to be approximately $304,000.

Waikiki Partnership. The Company owns 49% of WB Resort Partners, LP (the "Waikiki Partnership") at a cost of approximately $42,000 as of December 31, 2002. The Waikiki Partnership owns the Waikiki Beach Marriott in Honolulu, Hawaii, which was undergoing significant renovations for the majority of 2002, and was substantially complete as of December 31, 2002. The total cost of the resort is approximately $215,000.

Hilton Partnership. The Company owns 70% of CNL HHC Partners, LP (the "Hilton Partnership"), which owns four Properties, one each in Miami, Florida; Costa Mesa, California; Auburn Hills, Michigan; and Portland, Oregon. The total cost of the four Properties acquired by the Hilton Partnership was approximately $215,929.

Interstate Partnership. In September 2002, the Company acquired an 85% interest in a Hampton Inn Property located in Houston, Texas in return for an equity contribution of approximately $4,890. This Property was acquired by a partnership between the Company and Interstate Hotels and Resorts (the "Interstate Partnership") that was originally formed in November 2001. The total purchase price of the Houston Property was $14,300. In connection with this purchase, the Interstate Partnership assumed a loan of approximately $9,300, which is secured by the Property. This partnership also owns two other Properties located in Manchester, Connecticut.

Mobil Travel Guide. In January 2002, the Company acquired a 25% interest in a partnership with Publications International, Ltd. ("PIL"), Hilton Hotels Corporation ("Hilton"), and Marriott that owns a 77.5% interest in a partnership with Exxon Mobil Corporation and PIL ("EMTG"). EMTG owns the licensing rights to the Mobil Travel Guide. The licensing rights entitle EMTG to assemble, edit,

(Amounts are in thousands, except per share data.)

publish and sell the Mobil Travel Guide and use such rights to generate additional products using the Mobil Travel Guide brand. The Company's required total capital contribution was approximately $3,600. EMTG has engaged Dustin/Massagli LLC, a company in which one of the Company's directors is president, a director and principal stockholder, to manage its business. In September 2002, the Company approved a plan to contribute an additional $894 to the partnership that owns EMTG. This contribution, which increased the Company's ownership in the partnership from 25% to 31.25%, was made in December 2002.

Office Building. In May 2002, the Company acquired 10% interest in CNL Plaza, Ltd., a limited partnership that owns an office building located in Orlando, Florida, in which the Advisor and its affiliates lease office space, for $300. The remaining interest in the limited partnership is owned by several affiliates of the Advisor. In connection with this acquisition, the Company has severally guaranteed a 16.67% share, or approximately $2,600, of a $15,500 unsecured promissory note of the limited partnership.

San Francisco Partnership. In June 2002, the Company acquired a 50% interest in CY-SF Hotel Parent, LP (the "San Francisco Partnership"), a partnership with an affiliate of Marriott. The San Francisco Partnership purchased a Courtyard by Marriott in downtown San Francisco for $82,000. The purchase was financed with equity investments of $13,000 each from the Company and Marriott as well as $56,000 in borrowings consisting of two loans from a third-party lender.

Hilton 2 Partnership. On December 13, 2002, the Company formed a partnership (the "Hilton 2 Partnership") with Hilton of which the Company owns a 75% interest and Hilton owns a 25% interest. On December 24, 2002, the Hilton 2 Partnership acquired a Doubletree hotel located in Dallas, Texas (the "Doubletree Lincoln Centre Property") and the Sheraton El Conquistador Resort and Country Club located in Tucson, Arizona. The Sheraton El Conquistador Resort and Country Club was immediately converted to a Hilton Hotel (the "Hilton El Conquistador Resort Property"). The Hilton 2 Partnership expects to convert the Doubletree Lincoln Centre Property into a Hilton hotel during the first half of 2003. The total purchase price of the Properties was approximately $121,000.

Commitments & Contingencies

From time to time the Company may be exposed to litigation arising from the operation of its business. At this time, management does not believe that resolution of these matters will have a material adverse effect on the Company's financial condition or results of operations.

As of February 21, 2003, the Company has commitments to (i) acquire or develop three hotel Properties for an anticipated aggregate purchase price of approximately $227,100, (ii) complete construction on one Property, with an estimated additional cost of approximately $13,000 and (iii) fund approximately $10,000 for property improvements in three existing partnerships. The Company also has committed to fund its pro rata share of working capital shortfalls and construction commitments for its partnerships, if shortfalls arise, and has guaranteed the debt service for several of its subsidiaries and partnerships. The

(Amounts are in thousands, except per share data.)

acquisition of additional Properties is subject to the fulfillment of certain conditions. There can be no assurance that any or all of the conditions will be satisfied or, if satisfied, that these transactions will be entered into by the Company. In order to enter into these and other transactions, the Company must obtain additional funds through the receipt of additional offering proceeds and/or advances on the Revolving LOC and permanent financing.

The Company has entered into an agreement whereby if certain conditions are met, nine Properties currently leased to third-party tenants on a triple-net basis, must be assumed by the Company on or before March 31, 2004. In order for this to occur, the Properties must have operating results above a certain minimum threshold. If these conditions are met and the assumption of these leases does not occur by the stated deadline, the Company has agreed to return security deposits it holds on three of the Properties which total approximately $3,200. Both parties have agreed that should the conversion occur, the Company would not be obligated to pay any additional consideration for the leasehold position and that the manager would participate, through incentive fees, in any additional earnings above what was otherwise the minimum rent. Additionally, the Company would not be obligated to return the security deposits it holds on these three Properties.

In addition to its commitments to lenders under its loan agreements and obligations to fund Property acquisitions and development, the Company is a party to certain contracts which may result in future obligations to third parties.

The Company does not anticipate being required to fund any of the potential commitments in the above table except for the pending investments, which are subject to the completion of due diligence procedures and other factors. The following paragraphs briefly describe the nature of some of the above commitments and contractual cash obligations.

Refundable Tenant Security Deposits - The Company is obligated to return security deposits to unrelated third-party tenants at the end of the lease terms in accordance with the lease agreements. The Company has recorded a liability for such security deposits totaling approximately $12,883 as of December 31, 2002.

The following table represents the Company's contractual cash obligations and related payment periods as of December 31, 2002:

Contractual Cash Obligations	Less than 1 Year	2-3 Years	4-5 Years	Thereafter	Total
Mortgages and other notes payable (including Revolving LOC and other liabilities)	$ 3,642	$ 27,340	$ 81,654	$ 154,020	$ 266,656
Refundable tenant security deposits	–	–	–	12,883	12,883
	$ 3,642	$ 27,340	$ 81,654	$ 166,903	$ 279,539

(Amounts are in thousands, except per share data.)

The following table represents the Company's future potential commitments, contingencies and guarantees, which can be assigned a monetary value, and the related estimated expiration periods as of December 31, 2002:

Commitments and Contingencies and Guarantees	Less than 1 Year	2-3 Years	4-5 Years	Thereafter	Total
Guarantee of unsecured promissory note of unconsolidated subsidiary	$ –	$ 2,583	$ –	$ –	$ 2,583
Earnout provision	–	2,472	–	–	2,472
Marriott put option	–	–	–	11,050	11,050
Irrevocable letter of credit	–	–	–	775	775
Pending investments	250,100	–	–	–	250,100
	$ 250,100	$ 5,055	$ –	$ 11,825	$ 266,980

Guarantee of Debt on Behalf of Unconsolidated Subsidiaries - The Company has severally guaranteed 16.67% of a $15,500 note payable on behalf of a subsidiary of CNL Plaza, Ltd. The maximum obligation to the Company is $2,583, plus interest. Interest accrues at a rate of LIBOR plus 200 basis point per annum on the unpaid principal amount. This guarantee shall continue through the loan maturity in November 2004.

Guarantee of Other Obligations on Behalf of Unconsolidated Subsidiaries - The Company has generally guaranteed, in connection with loans to certain unconsolidated subsidiaries, the payment of certain obligations that may arise out of fraud or misconduct of the subsidiary borrower. This guarantee will be in effect until the loans have been paid in full.

Earnout Provisions on Property Acquisitions - The Company is currently subject to earnout provisions on two of its Properties, whereby if the operating performance of the two Properties exceeds a certain pre-defined threshold, additional consideration will be due to the prior owner. The earnout provision will terminate on May 31, 2004, at which time the Company will have no further liability. The maximum amount of consideration that the Company may be obligated to pay is approximately $2,472.

Marriott Put Option – Marriott has the right on certain partnerships with the Company to require the Company to buy-out a portion of Marriott's ownership. These rights are available if certain predefined operating results are obtained. Should such conditions be met, the Company may be obligated to buy interests valued at approximately $11,050.

Irrevocable Letter of Credit - The Company has obtained an irrevocable letter of credit for the benefit of a lender in the amount of $775. The letter of credit is automatically extended each fiscal year until November 10, 2007.

Subsequent Events

On February 20, 2003, the Company contributed the Doubletree Crystal City, and Hilton conveyed a Hilton located in Rye, New York (the "Hilton

(Amounts are in thousands, except per share data.)

Rye Town Property"), to the Hilton 2 Partnership. Additionally, on the same day, the Hilton 2 Partnership acquired three Embassy Suites Properties. The Hilton 2 Partnership obtained permanent financing of approximately $145,000, which was allocated among these five Properties. The loan bears interest at 5.95% per annum and matures on March 1, 2010. Payments of interest only are due monthly until maturity.

On February 20, 2003, the Company acquired the Hyatt Regency Coral Gables, located in Miami, Florida, for $36,000. This property is leased to a TRS of the Company and is managed by a subsidiary of Hyatt Hotels Corporation.

During the period January 1, 2003 through February 21, 2003, the Company received subscription proceeds for an additional 8,966 shares ($89,656) of common stock.

On January 1, 2003 and February 1, 2003, the Company declared distributions totaling approximately $8,152 and $8,490, respectively, or $0.064583 per share of common stock, payable by March 31, 2003, to stockholders of record on January 1, 2003 and February 1, 2003, respectively.

On February 7, 2003, at a meeting of the Board of Directors of the Company, John A. Griswold tendered his resignation as an independent director of the Company's Board, effective immediately, and the Board accepted Mr. Griswold's resignation. Mr. Griswold stated that his reason for resigning as an independent director was not due to any dispute or disagreement with the Company or the Board on any matter. The Company's Articles of Incorporation provide that a majority of the Board of Directors be independent directors. In order to maintain the Board's independence, Robert A. Bourne tendered his resignation as a member of the Board and the Board accepted his resignation. As a result of each of Mr. Griswold and Mr. Bourne's resignations, the Board anticipates that it will nominate a new Independent Director and ask Mr. Bourne to rejoin the Board in connection with the Board elections to be held at the Company's upcoming annual meeting of stockholders.

In addition, Thomas J. Hutchison III has been appointed co-Chief Executive Officer of both the Company and the Advisor, effective February 14, 2003. Mr. Hutchison will tender his resignation as President of both the Company and the Advisor, effective March 17, 2003, and Mr. Griswold will be appointed President of the Company, effective March 17, 2003, as well as President and a Director of the Advisor, also effective March 17, 2003.

The Company currently is seeking additional Properties or other permitted real estate related investment opportunities, such as investments into other real estate companies or partnerships.

Cash & Cash Equivalents

Until Properties are acquired, or Mortgage Loans are entered into, net offering proceeds are held in short-term (defined as investments with a maturity of three months or less), highly liquid investments, such as demand deposit accounts at commercial banks, certificates of deposit and money market accounts which management believes to have appropriate

(Amounts are in thousands, except per share data.)

safety of principal. This investment strategy provides high liquidity in order to facilitate the Company's use of these funds to acquire Properties and to fund Mortgage Loans or other permitted investments. At December 31, 2002, the Company had approximately $48,993 invested in such short-term investments as compared to $44,825 at December 31, 2001. A portion of this represented operating cash held at the Company's hotels. The increase in the amount invested in short-term investments was primarily attributable to cash received from the sale of common stock offset by the acquisition of Properties during 2002.

Liquidity Requirements

The Company expects to meet its liquidity requirements, including payment of offering expenses, Property acquisitions and development, investments in Mortgage Loans and repayment of debt with proceeds from its offerings, advances under its Revolving LOC, cash flows from operations and refinancing of debt.

Management believes that the Company has obtained reasonably adequate insurance coverage. However, certain types of losses, such as from terrorist attacks, may be either uninsurable, too difficult to obtain or too expensive to justify insuring against. In addition, the Advisor has obtained contingent liability and property coverage for the Company. This insurance policy is intended to reduce the Company's exposure in the unlikely event that a tenant or manager's insurance policy lapses or is insufficient to cover a claim relating to a Property and covers the Company's interest in all Properties (with the exception of the Property owned by The Desert Ridge Partnership in which the Company owns a 44% interest and the Property owned by The Waikiki Partnership in which the Company owns a 49% interest).

Distributions

During the years ended December 31, 2002, 2001 and 2000, the Company generated cash from operations of $70,340, $52,937, and $43,651 respectively. The Company declared and paid distributions to its stockholders of approximately $74,217, $48,409 and $28,082 during the years ended December 31, 2002, 2001 and 2000, respectively. In addition, on January 1, 2003 and February 1, 2003, the Company declared distributions to stockholders of record on January 1, 2003 and February 1, 2003, totaling approximately $8,152 and $8,490, respectively, or $0.064583 per share, payable by March 31, 2003. The increase in distributions was due to the increased cash flows resulting from the additional Properties acquired during the year.

For the years ended December 31, 2002, 2001 and 2000, approximately 51%, 52% and 63%, respectively, of the distributions received by stockholders were considered to be ordinary income and approximately 49%, 48% and 37%, respectively, were considered a return of capital for federal income tax purposes.

(Amounts are in thousands, except per share data.)

No amounts distributed to the stockholders for the years ended December 31, 2002, 2001 and 2000 were required to be or have been treated by the Company as a return of capital for purposes of calculating the stockholders' return on their invested capital.

Related Party Transactions

Certain directors and officers of the Company hold similar positions with the Advisor and its affiliates, including the managing dealer, CNL Securities Corp. These affiliates are by contract entitled to receive fees and compensation for services provided in connection with common stock offerings, and the acquisition, development, management and sale of the Company's assets.

Amounts incurred relating to these transactions with affiliates were as follows for the years ended December 31:

	2002	2001
CNL Securities Corp.:		
Selling commissions (the majority of which were reallowed to unaffiliated broker-dealer firms)	$ 37,003	$ 21,804
Marketing support fee and due diligence expense reimbursements*	2,448	1,351
	39,451	23,155
Advisor and its affiliates:		
Acquisition fees	29,464	21,057
Development fees	1,896	2,107
Asset management fees	6,696	3,327
	38,056	26,491
	$ 77,507	$ 49,646

* The majority of these fees and reimbursements were reallowed to unaffiliated broker-dealer firms.

(Amounts are in thousands, except per share data.)

Of these amounts, approximately $1,916 and $1,026 is included in due to related parties in the accompanying consolidated balance sheets as of December 31, 2002 and December 31, 2001, respectively.

The Advisor and its affiliates provide various administrative services to the Company, including services related to accounting; financial, tax and regulatory compliance reporting; stockholder distributions and reporting; due diligence and marketing; and investor relations (including administrative services in connection with the offerings), on a day-to-day basis.

The expenses incurred for these services were classified as follows for the years ended December 31:

	2002	2001
Stock issuance costs	$ 3,128	$ 4,705
General operating and administrative expenses	1,128	1,092
	$ 4,256	$ 5,797

The Company maintains bank accounts in a bank in which certain officers and directors of the Company serve as directors, and in which an affiliate of the Advisor is a stockholder. The amount deposited with this bank was approximately $14,861 and $6,928 at December 31, 2002 and 2001, respectively.

EMTG, LLC, a partnership in which the Company has a 31.25% interest, engaged Dustin/Massagli LLC, a company in which one of the Company's directors is president, a director and a principal stockholder, to manage its business.

Critical Accounting Policies

Management reviews its Properties and investments in unconsolidated subsidiaries periodically (no less than once per year) for impairment whenever events or changes in circumstances indicate that the carrying amount of the assets may not be recoverable through operations. Management determines whether impairment in value has occurred by comparing the estimated future undiscounted cash flows, including the residual value of the Property, with the carrying cost of the individual Property.

The Company's leases have been accounted for as operating leases. Management estimates the economic life of the leased property, the residual value of the leased property and the present value of minimum lease payments to be received from the tenant.

The Company accounts for its unconsolidated partnerships using the equity method of accounting. Under generally accepted accounting principles, the equity method of accounting is appropriate for subsidiaries that are partially owned by the Company, but for which operations of the investee are controlled by, or control is shared with, an unrelated third-party. If consolidation was required, amounts reported for net income and total stockholders' equity would be the same as what would be reported under the equity method of accounting.

Acquisition costs that are directly identifiable with Properties that are probable of being acquired are capitalized and included in other assets. Upon the purchase of a Property, the costs that are directly identifiable with that Property or investment are reclassified to land, building and equipment. In the

(Amounts are in thousands, except per share data.)

event a Property is not acquired or, is no longer expected to be acquired, any costs are charged to expense.

In accordance with Staff Accounting Bulletin No. 101, the Company recorded furniture, fixtures & equipment ("FF&E") reserve income for cash transferred by third-party tenants into restricted FF&E bank accounts ("FF&E Accounts") during the years ended December 31, 2002, 2001 and 2000. The funds in the FF&E Accounts are maintained in a restricted cash account that the tenant is expected to use for purposes specified in the lease. Cash is restricted because the funds may only be expended with regard to the specific property to which the funds related during the period of the lease. The cash in the FF&E Accounts, any interest earned thereon, and any property purchases therewith remain, during and after the term of the lease, the property of the Company. To the extent that funds in the FF&E Accounts are insufficient to maintain the Properties in good working condition and repair, the Company may make expenditures, in which case annual minimum rent is increased. FF&E reserve income is not generated from hotels leased by TRS entities and operated by third-party managers; however, cash is restricted by the Company for the purposes stated above. As the Company's business shifts from leasing Properties to acting as tenant for these Properties and engaging third parties to manage operations, the amount of FF&E reserve income is expected to decline. For the years ended December 31, 2002, 2001 and 2000, FF&E reserve income totaled approximately $4,236, $5,787 and $2,509, respectively. FF&E reserve funds of approximately $17,822 and $8,493 were classified as restricted cash as of December 31, 2002 and 2001, respectively.

In connection with the assumption of certain third-party leases, the Company has incurred certain costs. These costs have been expensed as lease termination payments. Additionally, the third-party tenants agreed to forfeit their rights to certain security deposits. These amounts have been recognized as other income during 2002.

Results of Operations

Comparison of year ended December 31, 2002 to year ended December 31, 2001

Revenue. During the years ended December 31, 2002 and 2001, the Company earned hotel operating revenues of approximately $101,005 and $1,151, respectively. The Company earned rental income from operating leases and FF&E reserve income of approximately $41,577 and $66,818 for the years ended December 31, 2002 and 2001, respectively. The increase in hotel revenue and the decrease in rental income and FF&E reserve income was due to the Company investing in new Properties and leasing to TRS entities, as well as taking assignment of leases on 18 existing Properties and engaging third-party managers to operate these Properties during the year ended December 31, 2002. For these properties, rental income from operating leases that was recorded in the past has been replaced with hotel operating revenues and expenses as of the time that the lease assumption occurred. Additionally, two Properties that were acquired at the end of 2001 and all of the new Properties acquired in 2002 are leased to TRS entities of the Company or of its partnerships and operated using third-party managers. Because of the additional acquisitions in 2002 and the additional

(Amounts are in thousands, except per share data.)

Property acquisitions that are expected to occur, results of operations are not expected to be indicative of future periods.

Interest & Other Income

During the years ended December 31, 2002 and 2001, the Company earned approximately $1,529 and $3,494, respectively, in interest income from investments in money market accounts and other short-term, highly liquid investments and from other income. The decrease in interest income was primarily attributable to a decrease in the average dollar amount invested in short-term liquid investments, a decrease in average interest rate earned and the period the funds were invested during 2002 as compared to 2001. As net offering proceeds are invested in long term assets, the percentage of the Company's total revenues from interest income will vary depending on the amount of offering proceeds, the timing of investments and interest rates in effect.

The increase in other income during 2002 was primarily due to Marriott's one time forgiveness of the amounts previously funded under certain credit enhancements, which resulted in other income of approximately $10,280 being recorded during the fourth quarter of 2002. Additionally, in June 2002, the Company recognized other income of approximately $1,900, representing the net of the release of the Company's obligation to repay approximately $5,500 in security deposits resulting from the assumption of leases on 11 of its existing Properties offset by the assumption of a liquidity facility loan of approximately $3,600.

Operating Expenses

Operating expenses, including amortization and depreciation, interest expenses and hotel expenses of consolidated subsidiaries, were approximately $124,170 and $43,893 for the years ended December 31, 2002 and 2001, respectively (79% and 61%, respectively, of total revenues). The increase in operating expenses during the year ended December 31, 2002, as compared to 2001, was the result of the Company directly owning 42 operating Properties during 2002 compared to 35 Properties in 2001. Additionally, during the years ended December 31, 2002 and 2001, the Company incurred hotel expenses of approximately $65,601 and $1,516, respectively. Additionally, interest expense increased from approximately $14,653 for 2001 to approximately $18,330 for 2002, primarily due to increased borrowing on the Revolving LOC and proceeds from permanent financing. Operating expenses are expected to increase as the Company acquires interests in additional Properties and invests in Mortgage Loans or other permitted investments. However, general operating and administrative expenses, exclusive of interest expense, as a percentage of total revenues is expected to decrease as the Company makes additional investments. Asset management fees increased from approximately $3,327 to approximately $6,696 for the years ended December 31, 2001 and 2002, respectively, due to the additional fees on newly acquired Properties.

Losses from Unconsolidated Subsidiaries

Equity in losses of unconsolidated subsidiaries of approximately $16,164 and $7,093 for the years ended December 31, 2002 and 2001, respectively, were primarily due to pre-opening and marketing expenses incurred during the construction of a resort owned

(Amounts are in thousands, except per share data.)

by the Desert Ridge Partnership, losses at a resort owned by the Waikiki Partnership which was open but undergoing significant renovations and losses at a startup partnership which owns the licensing rights to the Mobil Travel Guide. Losses are expected to moderate, but continue in 2003 as these Properties establish market presence and capture market share.

Net Earnings

The decrease in earnings from the prior years was in part due to the effect of the current economic downturn on the U.S. economy, particularly the travel and lodging industry, and the events of September 11, 2001, offset by other income from the forgiveness of the amounts previously funded under certain credit enhancements and other income recognized from the assumption of third-party leases during 2002, as discussed above. Net income recognized under the TRS structure for leases assumed from third-parties is less than the rental income received from these Properties during the year ended December 31, 2001. This trend may continue until economic stabilization occurs. Because revenues have been supported by credit enhancements, net income may further decrease after credit enhancements expire if the Company's hotel operations do not stabilize prior to that time.

Comparison of year ended December 31, 2001 to year ended December 31, 2000

Revenues. During the years ended December 31, 2001 and 2000, the Company earned rental income from operating leases, contingent rental income and FF&E Reserve revenue of approximately $66,818 and $26,682, respectively. The increase in rental income, contingent rental income and FF&E Reserve income was due to the Company directly owning 35 Properties during the year ended December 31, 2001, as compared to 29 Properties during the year ended December 31, 2000. In addition, several of the Properties which were owned for only a portion of 2000 were owned for a full year in 2001.

Interest & Other Income

During the years ended December 31, 2001 and 2000, the Company earned approximately $3,494 and $6,637, respectively, in interest income from investments in money market accounts and other short-term, highly liquid investments and other income. The decrease in interest income was primarily attributable to a decrease in the average dollar amount invested during the year 2001 as compared to 2000. As net offering proceeds are invested in long-term assets, the percentage of the Company's total revenues from interest income is expected to remain constant or decrease.

Operating Expenses

Operating expenses were approximately $43,893 and $13,526 for the years ended December 31, 2001 and 2000, respectively (61% and 37%, respectively, of total revenues). The increase in operating expenses during the year ended December 31, 2001, as compared to 2000, was the result of the Company directly owning 35 Properties in 2001 compared to 29 Properties during 2000. Additionally, interest expense increased from approximately $2,384 for the year ended December 31, 2000 to approximately $14,653 for the year ended December 31, 2001, as a result of securing financing.

Losses from Unconsolidated Subsidiaries

Equity in loss of unconsolidated subsidiaries were approximately $7,093 and approximately $387 for the years ended December 31, 2001 and 2000, respectively.

(Amounts are in thousands, except per share data.)

The increase in the loss from unconsolidated subsidiaries during the year ended December 31, 2001, was due primarily to pre-opening and marketing expenses incurred by the Desert Ridge Partnership during the year ended December 31, 2001 and operating losses at the Waikiki Beach Marriott which occurred as a result of a significant portion of the Waikiki Beach Marriott being closed for renovations. Additional pre-opening and marketing expenses were incurred during 2002 by the JW Marriott Desert Ridge Resort and Spa in preparation for the opening of the Desert Ridge Property in November 2002.

Concentration of Risk

A significant portion of the Company's rental income and hotel revenues were earned from properties operating as various Marriott and Hilton brands. Additionally, the Company relies on Marriott to provide credit enhancements for certain of its Properties. Although the Company intends to acquire Properties in various states and regions, carefully screens its managers and tenants and has obtained interests in non-Marriott and non-Hilton branded Properties, failure of the Company's hotels or the Marriott or Hilton brands could significantly impact the results of operations of the Company. Management believes that the risk of such a default will be reduced through future acquisitions and diversification, and through the initial and continuing due diligence procedures performed by the Company.

Current Economic Conditions

Early in 2001, the U.S. economy was negatively impacted by a general slowdown in business activity, which began to affect the hotel industry. In addition to the general decline in business activity, the attacks on the World Trade Center and the Pentagon on September 11, 2001 further adversely impacted economic activity during the months following the attacks, particularly affecting the travel, airline and lodging industries. The economic slowdown has continued through 2002 and is currently expected by management to continue throughout 2003. As a result of these conditions, most of our hotel operators and managers have reported declines in the operating performance of our hotels. Many of our leases and operating agreements contain features such as guarantees which are intended to require payment of minimum returns to the Company despite operating declines at our hotels. However, there is no assurance that the existence of credit enhancements will provide the Company with uninterrupted cash flows to the extent that the recovery is prolonged. Additionally, if our tenants, hotel managers or guarantors default in their obligations to us, the Company's revenues and cash flows may decline or remain at reduced levels for extended periods. Prolonged U.S. participation in a war with Iraq or other significant military activities could have additional adverse effects on the economy, including the travel and lodging industries.

An uninsured loss or a loss in excess of insured limits could have a material adverse impact on the operating results of the Company. Management feels that the Company has obtained reasonably adequate insurance coverage on its Properties. However, certain types of losses, such as from terrorist attacks, may be either uninsurable, too difficult to obtain or too expensive to justify insuring against.

From time to time the Company may be exposed to litigation arising from the operation of its business. Management does not believe that resolutions of these matters will have a material adverse effect on the Company's financial condition or results of operations.

(Amounts are in thousands, except per share data.)

Management of the Company currently knows of no other trends that will have a material adverse effect on liquidity, capital resources or results of operations.

Hotel Operating Statistics

Management regularly reviews operating statistics such as revenue per available room ("REVPAR"), average daily rate ("ADR") and occupancy at the Company's Properties in order to gauge how well they are performing as compared with the industry and past results. Out of the 55 total Properties directly or indirectly owned as of December 31, 2002, the Company has year-to-year comparative data on 26 of the Properties. The Company did not operate or have interests in all of the 26 Properties used in the table below during the year ended December 31, 2001; however, the operating results for these Properties were used for comparative purposes and analysis of performance.

The following table summarizes REVPAR, ADR and occupancy for these Properties for the years ended December 31, 2002 and 2001.

	Years Ended December 31,		
	2002	2001	Variance
North America (26 hotels)			
REVPAR	$ 61.22	$ 62.54	-2.1%
ADR	$ 90.41	$ 98.13	-7.9%
Occupancy	67.7%	63.7%	6.3%

The preceding information contains forward-looking statements within the meaning of Section 27A of the Securities Act, and Section 21E of the Exchange Act. These statements generally are characterized by the use of terms such as "believe," "expect" and "may." Although the Company believes that the expectations reflected in such forward-looking statements are based upon reasonable assumptions, the Company's actual results could differ materially from those set forth in the forward-looking statements. Certain factors that might cause such a difference include the following: changes in general economic conditions, changes in local and national real estate conditions, availability of capital from borrowings under the Company's line of credit and security agreement, continued availability of proceeds from the Company's offerings, the ability of the Company to obtain permanent financing on satisfactory terms, the ability of the Company to continue to identify suitable investments, the ability of the Company to continue to locate suitable managers and tenants for its hotel properties (the "Properties") and borrowers for its mortgage financing ("Mortgage Loans"), and the ability of such tenants and borrowers to make payments under their respectiveeses or Mortgage Loans. Given these uncertainties, readers are cautioned not to place undue reliance on such statements.

(Amounts are in thousands, except per share data.)

Report of Independent Directors

As Independent Directors of CNL Hospitality Properties, Inc. and subsidiaries (the "Company"), we have reviewed the policies being followed by the Company and believe they are in the best interest of its stockholders. The basis for this conclusion is outlined below in the analysis of the policies in place and the resulting portfolio of investments accumulated to date.

Investment policies include provisions to generally ensure that investments are made in quality properties (the "Properties") managed by experienced operators of selected national and regional hotel brands. The policies related to the purchase of sites include requirements for (i) independent appraisals of such Property, (ii) physical site inspection, (iii) an environmental assessment, and (iv) site evaluation and analysis regarding relevant real property and financial factors, area demographics and other necessary information and data. The titles to Properties purchased by the Company will be insured by appropriate title insurance policies and/or abstract opinions consistent with normal practices in the jurisdictions in which the Properties are located.

Policies related to acceptable brands concentrate on an evaluation of the operations of hotels within each brand category, on the number of hotels operated throughout the hotel brand's systems, on the hotel brand's relative competitive position among the same type of hotels offering similar types of lodging and related services, and market penetration. In selecting hotel managers and tenants, consideration is given to the management capability and financial condition of the manager or tenant, prior experience of the manager or tenant in the lodging industry, the net worth of the manager or tenant, past operating results of other hotels currently or previously operated by the manager or tenant and the manager's or tenant's prior experience in managing hotels.

The Company has established policies regarding portfolio diversification. These policies are designed to diversify the investment portfolio and reduce risks. In addition, the Company has established policies related to acceptable lease terms and structures.

As of February 21, 2003, the Company had invested approximately $777.5 million of net offering proceeds and $276.9 million of loan proceeds in 42 hotel Properties and one parcel of land on which a hotel Property is being constructed and had invested approximately $231.6 million in 18 Properties through seven joint ventures.

Although many of the Properties are operated as Marriott® or Hilton® brands, the Company believes that these investments will conform to diversification criteria in the investment policies after additional Properties are acquired. We believe this portfolio of investments meets the objectives outlined in the Company's Articles of Incorporation and is in the best interest of the stockholders.

We have reviewed the annual report and transactions with affiliates as outlined in Notes 4 and 9 to the Consolidated Financial Statements and in our opinion, the affiliate transactions are fair and reasonable to the Company and its stockholders, and the terms of such transactions are at least as favorable as the terms of comparable transactions made on an arm's length basis.

Report of Independent Certified Public Accountants

To the Board of Directors and Stockholders
CNL Hospitality Properties, Inc.

In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of earnings, of stockholders equity and of cash flows present fairly, in all material respects, the financial position of CNL Hospitality Properties, Inc. and its subsidiaries at December 31, 2002 and 2001, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2002 in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

PricewaterhouseCoopers LLP

February 21, 2003

Consolidated Financial Statements

CNL HOSPITALITY PROPERTIES, INC. & SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

(in thousands, except share data)

	December 31, 2002	December 31, 2001
ASSETS		
Land, buildings and equipment, less accumulated depreciation of $56,408 and $29,182, respectively	$ 988,646	$ 699,240
Investment in unconsolidated subsidiaries	202,554	135,271
Cash and cash equivalents	48,993	44,825
Restricted cash	18,822	8,493
Receivables	11,382	672
Due from related parties	3,164	2,006
Prepaid expenses and other assets	25,177	6,796
Loan costs, less accumulated amortization of $2,131 and $980, respectively	5,122	4,103
	$ 1,303,860	$ 901,406
LIABILITIES AND STOCKHOLDERS' EQUITY		
Mortgages payable and accrued interest	$ 207,206	$ 168,884
Other notes payable	29,739	57,572
Line of credit	24,079	7,500
Other liabilities	5,632	—
Accounts payable and accrued expenses	9,256	8,269
Distributions payable	106	88
Due to related parties	2,460	1,026
Security deposits	12,883	19,455
Rents paid in advance	—	736
Total liabilities	291,361	263,530
Commitments and contingencies		
Stockholders' equity:		
Preferred stock, without par value. Authorized and unissued 3,000 shares		
Excess shares, $.01 par value per share. Authorized and unissued 63,000 shares		
Common stock, $.01 par value per share. Authorized 450,000 and 150,000 shares, respectively; issued 126,802 and 77,891 shares, respectively; outstanding 126,030 and 77,358 shares, respectively	1,260	773
Capital in excess of par value	1,115,745	681,152
Accumulated distributions in excess of net earnings	(98,366)	(39,959)
Accumulated other comprehensive loss	(4,316)	(1,190)
Minority interest distributions in excess of contributions and accumulated earnings	(1,824)	(2,900)
Total stockholders' equity	1,012,499	637,876
	$ 1,303,860	$ 901,406

See accompanying notes to consolidated financial statements.

CNL HOSPITALITY PROPERTIES, INC. & SUBSIDIARIES
CONSOLIDATED STATEMENTS OF EARNINGS
(in thousands, except share data)

	Year Ended December 31,		
	2002	2001	2000
Revenues:			
Hotel revenues	$ 101,005	$ 1,151	$ —
Rental income from operating leases	37,341	61,031	24,173
FF&E reserve income	4,236	5,787	2,509
Dividend income	—	—	2,780
Interest and other income	13,826	3,494	6,637
	156,408	71,463	36,099
Expenses:			
Hotel expenses	65,601	1,516	—
Interest and loan cost amortization	18,330	14,653	2,384
General operating and administrative	5,667	4,648	1,977
Asset management fees to related parties	6,696	3,327	1,335
Depreciation and amortization	27,876	19,749	7,830
	124,170	43,893	13,526
Earnings before equity in loss of unconsolidated subsidiaries and minority interest	32,238	27,570	22,573
Equity in loss of unconsolidated subsidiaries	(16,164)	(7,093)	(387)
Minority interest	(264)	(1,149)	(1,516)
Net earnings	$ 15,810	$ 19,328	$ 20,670
Earnings per share of common stock:			
Basic	$ 0.16	$ 0.30	$ 0.53
Diluted	$ 0.16	$ 0.30	$ 0.53
Weighted average number of shares of common stock outstanding:			
Basic	97,874	64,458	38,698
Diluted	97,874	64,458	45,886

See accompanying notes to consolidated financial statements.

CNL HOSPITALITY PROPERTIES, INC. & SUBSIDIARIES CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY & COMPREHENSIVE INCOME

Years Ended December 31, 2002, 2001 & 2000
(in thousands, except per share data)

	Common Stock		Capital in excess of par value	Accumulated distributions in excess of net earnings
	Number of shares	Par value		
Balance at December 31, 1999	28,903	$ 289	$ 256,232	$ (3,466)
Subscriptions received for common stock through public offerings and distribution reinvestment plan	20,368	203	203,480	—
Retirement of common stock	(269)	(2)	(2,501)	—
Stock issuance costs	—	—	(24,808)	—
Net earnings	—	—	—	20,670
Minority interest distributions in excess of contributions and accumulated earnings	—	—	—	—
Current period adjustments to recognize value of cash flow hedges of equity investees	—	—	—	—
Total comprehensive income	—	—	—	—
Distributions declared and paid ($.74 per share)	—	—	—	(28,082)
Balance at December 31, 2000	49,002	$ 490	$ 432,403	$ (10,878)

See accompanying notes to consolidated financial statements.

CNL HOSPITALITY PROPERTIES, INC. & SUBSIDIARIES CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY & COMPREHENSIVE INCOME - CONTINUED

Years Ended December 31, 2002, 2001 & 2000
(in thousands, except per share data)

	Accumulated other comprehensive loss	Minority interest distributions in excess of contributed and accummulated earnings	Total
Balance at December 31, 1999	$ —	$ —	$ 253,055
Subscriptions received for common stock through public offerings and distribution reinvestment plan	—	—	203,683
Retirement of common stock	—	—	(2,503)
Stock issuance costs	—	—	(24,808)
Net earnings	—	—	20,670
Minority interest distributions in excess of contributions and accumulated earnings	—	(2,726)	(2,726)
Current period adjustments to recognize value of cash flow hedges of equity investees	—	—	—
Total comprehensive income	—	—	—
Distributions declared and paid ($.74 per share)	—	—	(28,082)
Balance at December 31, 2000	$ —	$ (2,726)	$ 419,289

See accompanying notes to consolidated financial statements.

CNL HOSPITALITY PROPERTIES, INC. & SUBSIDIARIES CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY & COMPREHENSIVE INCOME - CONTINUED

Years Ended December 31, 2002, 2001 & 2000
(in thousands, except per share data)

	Common Stock Number of shares	Common Stock Par value	Capital in excess of par value	Accumulated distributions in excess of net earnings
Balance at December 31, 2000	49,002	$ 490	$ 432,403	$ (10,878)
Subscriptions received for common stock through public offerings and distribution reinvestment plan	28,607	286	285,783	—
Retirement of common stock	(251)	(3)	(2,310)	—
Stock issuance costs	—	—	(34,724)	—
Net earnings	—	—	—	19,328
Minority interest distributions in excess of contributions and accumulated earnings	—	—	—	—
Current period adjustments to recognize value of cash flow hedges of equity investees	—	—	—	—
Total comprehensive income	—	—	—	—
Distributions declared and paid ($.77 per share)	—	—	—	(48,409)
Balance at December 31, 2001	77,358	$ 773	$ 681,152	$ (39,959)

See accompanying notes to consolidated financial statements.

CNL HOSPITALITY PROPERTIES, INC. & SUBSIDIARIES CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY & COMPREHENSIVE INCOME - CONTINUED

Years Ended December 31, 2002, 2001 & 2000

(in thousands, except per share data)

	Accumulated other comprehensive loss	Minority interest distributions in excess of contributed and accumulated earnings	Total	Comprehensive Income
Balance at December 31, 2000	$ —	(2,726)	$ 419,289	$ —
Subscriptions received for common stock through public offerings and distribution reinvestment plan	—	—	286,069	—
Retirement of common stock	—	—	(2,313)	—
Stock issuance costs	—	—	(34,724)	—
Net earnings	—	—	19,328	19,328
Minority interest distributions in excess of contributions and accumulated earnings	—	(174)	(174)	—
Current period adjustments to recognize value of cash flow hedges of equity investees	(1,190)	—	(1,190)	(1,190)
Total comprehensive income	—	—	—	$ 18,138
Distributions declared and paid ($.77 per share)	—	—	(48,409)	
Balance at December 31, 2001	$ (1,190)	$ (2,900)	$ 637,876	

See accompanying notes to consolidated financial statements.

CNL HOSPITALITY PROPERTIES, INC. & SUBSIDIARIES CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY & COMPREHENSIVE INCOME - CONTINUED

Years Ended December 31, 2002, 2001 & 2000
(in thousands, except per share data)

	Common Stock			Accumulated distributions in excess of net earnings
	Number of Shares	Par value	Capital in excess of par value	
Balance at December 31, 2001	77,358	$ 773	$ 681,152	$ (39,959)
Subscriptions received for common stock through public offerings and distribution reinvestment plan	48,911	489	488,622	—
Retirement of common stock	(239)	(2)	(2,389)	—
Stock issuance costs	—	—	(51,640)	—
Net earnings	—	—	—	15,810
Minority interest distributions in excess of contributions and accumulated earnings	—	—	—	—
Current period adjustments to recognize value of cash flow hedges of equity investees	—	—	—	—
Total comprehensive income	—	—	—	—
Distributions declared and paid ($.78 per share)	—	—	—	(74,217)
Balance at December 31, 2002	126,030	$ 1,260	$ 1,115,745	$ (98,366)

See accompanying notes to consolidated financial statements.

CNL HOSPITALITY PROPERTIES, INC. & SUBSIDIARIES CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY & COMPREHENSIVE INCOME - CONTINUED

Years Ended December 31, 2002, 2001 & 2000

(in thousands, except per share data)

	Accumulated other comprehensive loss	Minority interest distributions in excess of contributed and accumulated earnings	Total	Comprehensive income
Balance at December 31, 2001	$ (1,190)	(2,900)	$ 637,876	$ —
Subscriptions received for common stock through public offerings and distribution reinvestment plan	—	—	489,111	—
Retirement of common stock	—	—	(2,391)	—
Stock issuance costs	—	—	(51,640)	—
Net earnings	—	—	15,810	15,810
Minority interest distributions in excess of contributions and accumulated earnings	—	1,076	1,076	—
Current period adjustments to recognize value of cash flow hedges of equity investees	(3,126)	—	(3,126)	(3,126)
Total comprehensive income	—	—	—	$ 12,684
Distributions declared and paid ($.78 per share)	—	—	(74,217)	
Balance at December 31, 2002	$ (4,316)	$ (1,824)	$ 1,012,499	

See accompanying notes to consolidated financial statements.

CNL HOSPITALITY PROPERTIES, INC. & SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS
(in thousands)

	Year Ended December 31		
	2002	2001	2000
Cash flows from operating activities:			
Net earnings	$ 15,810	$ 19,328	$ 20,670
Adjustments to reconcile net earnings to net cash provided by operating activities:			
Depreciation	27,876	19,749	7,830
Amortization	1,151	1,181	66
Distributions from investment in unconsolidated subsidiaries, net of equity in earnings/losses	30,728	9,277	1,124
Minority interest	264	1,149	1,516
Changes in operating assets and liabilities:			
Dividends receivable	—	—	1,216
Receivables	(10,710)	(257)	(813)
Due from related parties	(1,158)	—	—
Prepaid expenses	(623)	(23)	20
Accrued rental income	306	(8)	(124)
Accounts payable and accrued expenses	6,920	374	861
Due to related parties – operating expenses	1,434	(333)	361
Credit enhancements	2,056	—	—
Security deposits	(2,978)	4,036	10,377
Rents paid in advance	(736)	(1,536)	547
Net cash provided by operating activities	70,340	52,937	43,651
Cash flows from investing activities:			
Additions to hotel Properties	(307,447)	(117,233)	(310,712)
Investment in unconsolidated subsidiaries	(95,026)	(129,033)	(10,174)
Acquisition of additional interest in Hotel Investors, net of Hotel Investors' cash	—	(32,884)	(17,873)
Deposit on Property and other investments	(10,300)	—	—
Increase in certificate of deposit	—	—	5,000
Increase in restricted cash	(10,329)	(5,230)	(2,988)
Increase (decrease) in other assets	(29,643)	(11,611)	2,510
Net cash used in investing activities	(452,745)	(295,991)	(334,237)

See accompanying notes to consolidated financial statements.

CNL HOSPITALITY PROPERTIES, INC. & SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS - CONTINUED
(in thousands)

	Year Ended December 31,		
	2002	2001	2000
Cash flows from financing activities:			
Proceeds, net of repayments from borrowings on line of credit	16,579	7,500	—
Payment of loan costs	(2,170)	(2,954)	(1,343)
Proceeds from mortgage loans and other notes payable	40,070	37,990	102,082
Principal payments on mortgage loans	(1,748)	(1,171)	—
Payments on other notes	(26,607)	—	—
Subscriptions received from stockholders	489,111	286,069	203,683
Distributions to stockholders	(74,217)	(48,409)	(28,082)
Due from related parties – offering expenses	—	(1,411)	—
Distributions to minority interest	(414)	(2,896)	(10,218)
Retirement of common stock	(2,391)	(2,313)	(2,503)
Payment of stock issuance costs	(51,640)	(34,724)	(24,808)
Net cash provided by financing activities	386,573	237,681	238,811
Net increase (decrease) in cash and cash equivalents	4,168	(5,373)	(51,775)
Cash and cash equivalents at beginning of year	44,825	50,198	101,973
Cash and cash equivalents at end of year	$ 48,993	$ 44,825	$ 50,198
Supplemental disclosures of cash flow information:			
Cash paid during the year for interest	$ 16,854	$ 15,248	$ 1,802
Supplemental schedule of non-cash investing activities:			
Amounts incurred but not paid for construction in progress	$ 668	$ 6,601	$ 833
Allocation of acquisition fees included in other assets to investment in hotel Properties and unconsolidated subsidiaries	$ 21,879	$ 10,657	$ 16,182
Supplemental schedule of non-cash financing activities:			
Non-cash reduction in TIF Note	$ 1,227	$ —	$ 315
Assumption of other liabilities with Crestline lease assumption	$ 3,576	$ —	$ —
Distributions declared not paid to minority interest at year end	$ 106	$ 88	$ 1,089

See accompanying notes to consolidated financial statements.

Notes to Consolidated Financial Statements

Years Ended December 31, 2002, 2001 & 2000

1. Organization:

CNL Hospitality Properties, Inc., (the "Company"), was organized pursuant to the laws of the State of Maryland on June 12, 1996. The terms "Company" or "Registrant" include, unless the context otherwise requires, CNL Hospitality Properties, Inc., CNL Hospitality Partners, LP, CNL Hospitality GP Corp., CNL Hospitality LP Corp., CNL Philadelphia Annex, LLC, CNL Hotel Investors, Inc., CNL LLB SHS Management, LP, CNL LLB F-Inn Management, LP, CNL LLB C-Hotel Management, LP, CNL Bridgewater Hotel Partnership, LP, CNL MI-4 Hotel, LP, and each of their wholly owned subsidiaries. Various wholly owned subsidiaries are utilized to hold or develop hotel properties. The Company operates for federal income tax purposes as a real estate investment trust (a "REIT") and is engaged in the acquisition and ownership of hotel properties ("Properties"). The Company may also make mortgage loans to operators and hotel brands ("Mortgage Loans").

The Company generally leases its Properties to wholly owned taxable REIT subsidiary ("TRS") entities and contracts with third-party managers to operate the Properties. Hotel operating revenues and expenses for these Properties are included in the consolidated results of operations. Other Properties are leased on a triple-net basis to unrelated third-party tenants who operate the Properties or contract with hotel managers to run their hotel operations. Rental income from operating leases is included in the consolidated results of operations for these Properties. All of the Properties acquired in 2002 are, and Properties acquired in the future are generally expected to be, leased to the Company's TRS entities. Additionally, several previously entered into third-party leases were assumed during 2002 and additional leases may be assumed by the Company in the future. With respect to certain of its Properties, the Company has received various credit enhancement guarantees from third-party managers who, subject to certain limitations, have guaranteed a certain level of performance for Properties they manage.

2. Summary of Significant Accounting Policies:

Principles of Consolidation

The accompanying consolidated financial statements include the accounts of CNL Hospitality Properties, Inc., and each of its wholly owned and majority controlled subsidiaries. All significant intercompany balances and transactions have been eliminated in consolidation. Interests of unaffiliated third parties are reflected as minority interest for less than 100% owned and majority controlled entities.

Lease Accounting

The Company leases its Properties primarily to wholly owned TRS entities and contracts with third-party managers to operate the Properties. Hotel operating revenues and expenses for these Properties are included in the consolidated results of operations of the Company.

Other properties are leased to, and operated by, unrelated third-party tenants on a "triple-net" basis, whereby the tenant is generally responsible for all Property operating expenses, including property taxes, insurance, maintenance and repairs. Rental income from these operating leases is included in the Company's consolidated results of operations for these Properties.

(Amounts are in thousands, except per share data.)

Third-party Property leases are accounted for using the operating method. When minimum lease payments vary during the lease term, income is recognized on a straight-line basis so as to produce a constant periodic rent over the lease term. Accrued rental income, included in other assets, represents the aggregate amount of income recognized on a straight-line basis in excess of scheduled payments to date.

The Company's leases also require the establishment of separate bank accounts for the replacement of furniture, fixtures, and equipment and routine capital items ("FF&E Accounts"). Deposits into the FF&E Accounts established for the Properties leased to third-party tenants are owned by the Company and have been reported as additional rent ("FF&E Reserve Revenue") for the years ended December 31, 2002, 2001 and 2000. For the years ended December 31, 2002, 2001 and 2000, revenues from the FF&E Reserve Revenue totaled approximately $4,236, $5,787, and $2,509, respectively. For these Properties, the funds in the FF&E Accounts are maintained in a restricted cash account, funded by the tenant, which the tenant is expected to use for purposes specified in the lease. Cash is restricted because the funds may only be expended with regard to the specific Property to which the funds related during the period of the lease. The cash in the FF&E Accounts, any interest earned thereon, and any property purchases therewith remain, during and after the term of the lease, the property of the Company. FF&E Reserve Revenue is not generated from Properties leased by TRS entities and operated by third-party managers; however, with respect to Properties leased by TRS entities, cash is restricted by the Company for the purposes stated above. To the extent that funds in the FF&E Accounts are insufficient to maintain the Properties in good working condition and repair, the Company may make expenditures, in which case annual minimum rent and minimum returns are increased.

Hotel Properties

Hotel Properties are comprised of land, buildings, and equipment and are recorded at historical cost. The cost of improvements and betterments and any interest incurred during the construction or renovation periods for hotel construction projects are capitalized. Costs of repairs and maintenance are expensed as incurred. During the years ended December 31, 2002 and 2001, approximately $642 and $1,552, respectively, in interest was capitalized.

Buildings and equipment are depreciated on the straight-line method over their estimated useful lives of 40 and seven years, respectively. When the Properties or equipment are sold, the related cost and accumulated depreciation will be removed from the accounts and any gain or loss from sale will be reflected as income.

Impairment of Long-Lived Assets

Effective January 1, 2002 the Company adopted Statement of Financial Accounting Standards No. 144 "Accounting for the Impairment or Disposal of Long-Lived Assets". This statement requires that a long-lived asset be tested for recoverability whenever events or changes in circumstances indicate that its carrying amount may not be recoverable. The carrying amount of a long-lived asset is not recoverable if it exceeds the sum of the undiscounted cash flows expected to result from the use and eventual disposition of the asset. The assessment is based on the carrying amount of the asset at the date it is tested for recoverability. An impairment loss is recognized when the carrying

(Amounts are in thousands, except per share data.)

amount of a long-lived asset exceeds its fair value. If an impairment is recognized, the adjusted carrying amount of a long-lived asset is its new cost basis. The statement also requires that the results of operations of a component of an entity that either has been disposed of or is classified as held for sale be reported as a discontinued operation.

Investment in Unconsolidated Subsidiaries

Investments in unconsolidated subsidiaries are accounted for under the equity method of accounting since the decision making authority and control is shared. All major decisions are subject to approval of both parties concerning all aspects of the entities' operations. In the event of a disagreement among the parties, binding arbitration is generally used to settle disagreements. At December 31, 2002, the difference between the Company's carrying amount of its investments in unconsolidated subsidiaries and the underlying equity in the net assets of the subsidiaries was approximately $22,829 due to acquisition fees and expenses which have been allocated to the Company's investment. These amounts are being amortized over the estimated lives of the buildings and equipment commencing when the hotel begins operations.

Cash & Cash Equivalents

The Company considers all highly liquid investments with an original maturity of three months or less to be cash equivalents. Cash and cash equivalents consist of demand deposits at commercial banks and money market funds (some of which are backed by government securities). Cash equivalents are stated at cost plus accrued interest, which approximates market value. Cash accounts maintained on behalf of the Company in demand deposits at commercial banks and money market funds may exceed federally insured levels; however, the Company has not experienced any losses in such accounts. Management believes the Company is not exposed to any significant credit risk on cash and cash equivalents.

Certain amounts of cash are restricted for maintenance and replacement of furniture, fixtures, and equipment at the Company's various hotel Properties. These amounts have been separately classified as restricted cash in the accompanying consolidated balance sheets. In addition, $1,000 has been restricted to be used for capital improvements on one Property.

Loan Costs

Loan costs incurred in connection with securing financing of the Company's various acquisitions and developments have been capitalized and are being amortized over the terms of the loans using the straight-line method, which approximates the effective interest method.

Earnings Per Share

Basic earnings per share ("EPS") is calculated based upon the weighted average number of shares of common stock outstanding during each year, and diluted earnings per share is calculated based upon weighted average number of common shares outstanding plus potentially dilutive common shares.

Reclassification

Certain items in the prior years' consolidated financial statements have been reclassified to conform with the 2002 presentation. These reclassifications had no effect on stockholders' equity or net earnings.

Income Taxes

Under the provisions of the Internal Revenue Code and applicable state laws, each TRS entity of the Company is subject to taxation of income on the profits and losses from its tenant operations.

The Company accounts for federal and state income taxes with respect to its TRS subsidiaries using the asset and liability method. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the consolidated financial statements carrying amounts of existing assets and liabilities and respective tax bases and operating losses and tax-credit carry forwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date. Valuation allowances are established when necessary to reduce deferred tax assets to the amount expected to be realized.

Segment Information

The Company derives all significant revenues from a single line of business, hotel real estate ownership.

Recent Accounting Pronouncements

In January 2003, FASB issued FASB Interpretation No. 46 ("FIN 46"), "Consolidation of Variable Interest Entities" to expand upon and strengthen existing accounting guidance that addresses when a company should include the assets, liabilities and activities of another entity in its financial statements. To improve financial reporting by companies involved with variable interest entities (more commonly referred to as special-purpose entities or off-balance sheet structures), FIN 46 requires that a variable interest entity be consolidated by a company if that company is subject to a majority risk of loss from the variable interest entity's activities or entitled to receive a majority of the entity's residual returns or both. Prior to FIN 46, a company generally included another entity in its consolidated financial statements only if it controlled the entity through voting interests. Consolidation of variable interest entities will provide more complete information about the resources, obligations, risks and opportunities of the consolidated company. The consolidation requirements of FIN 46 apply immediately to variable interest entities created after January 31, 2003, and to older entities in the first fiscal year or interim period beginning after June 15, 2003. As of December 31, 2002, the Company is evaluating the effect of FIN 46. It is reasonably possible that some or all of the unconsolidated subsidiaries in Note 4, "Investments in Unconsolidated Subsidiaries" may be required to be consolidated or may require additional disclosures when this interpretation becomes effective. See Note 4 for a discussion of the purpose, size, and activities of these entities. Under the terms of the entities' formation agreements, the Company is required to fund its prorata share of losses of these entities in order to maintain its current ownership share. The Company has also guaranteed a portion of the debt on CNL Plaza, Ltd.

In November 2002, the Financial Accounting Standards Board ("FASB") issued FASB Interpretation No. 45, "Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others" ("FIN 45"). FIN 45 elaborates on the existing disclosure

(Amounts are in thousands, except per share data.)

requirements for most guarantees, including loan guarantees such as standby letters of credit. It also clarifies that at the time a company issues a guarantee, the company must recognize an initial liability for the fair value, or market value, of the obligations it assumes under that guarantee and must disclose that information in its interim and annual financial statements. The disclosure requirements of FIN 45 are effective for all fiscal years ending after December 15, 2002. The Company has implemented the interpretation for the year ended December 31, 2002, and all required disclosures have been included in these consolidated financial statements.

In June 2002, the FASB issued FASB Statement No. 146, "Accounting for Costs Associated with Exit or Disposal Activities." The statement requires companies to recognize costs associated with exit or disposal activities when they are incurred rather than at the date of a commitment to an exit or disposal plan. Examples of costs covered by the statement include lease termination costs and certain employee severance costs that are associated with a restructuring, discontinued operation, plant closing, or other exit or disposal activity. The statement is to be applied prospectively to exit or disposal activities initiated after December 31, 2002. The adoption of this statement is not expected to have a significant impact on the financial position or results of operations of the Company.

In April 2002, the Financial Accounting Standards Board ("FASB") issued FASB Statement No. 145, "Rescission of FASB Statements No. 4, 44, and 64, Amendment of FASB Statement No. 13, and Technical Corrections." This statement rescinds FASB Statement No. 4, "Reporting Gains and Losses from Extinguishment of Debt," and an amendment of that Statement, FASB Statement No. 64, "Extinguishments of Debt Made to Satisfy Sinking-Fund Requirements." This statement also rescinds FASB Statement No. 44, "Accounting for Intangible Assets of Motor Carriers." This statement amends FASB Statement No. 13, "Accounting for Leases," to eliminate an inconsistency between the required accounting for sale-leaseback transactions and the required accounting for certain lease modifications that have economic effects that are similar to sale-leaseback transactions. This statement also amends other existing authoritative pronouncements to make various technical corrections, clarify meanings, or describe their applicability under changed conditions. The provisions of this statement related to the rescission of FASB Statement No. 4 are applicable in fiscal years beginning after May 15, 2002. The provisions of this statement related to FASB Statement No. 13 are effective for transactions occurring after May 15, 2002. All other provisions of this statement are effective for financial statements issued on or after May 15, 2002. The provisions of this statement, excluding those related to the rescission of FASB Statement No. 4, did not have a significant impact on the financial position or results of operations of the Company. The provisions of this statement related to the rescission of FASB Statement No. 4 are not expected to have a significant impact on the financial position or results of operations of the Company.

Use of Estimates

Management of the Company has made a number of estimates and assumptions relating to the reporting of assets and liabilities and the disclosure of contingent assets and liabilities to prepare these consolidated financial statements in conformity with generally accepted accounting principles. Actual results could differ from those estimates.

(Amounts are in thousands, except per share data.)

Fair Value of Financial Instruments

The estimated fair value of cash and cash equivalents, accounts receivable and accounts payable, accrued expenses, and variable rate debt approximates carrying value because of short maturities. The estimated fair value of long-term borrowings approximates carrying value as interest rates on the borrowings approximate current market rates.

Derivative Instruments & Hedging Activities

Effective January 1, 2001, derivatives are recorded at fair value in the balance sheet. Gains or losses resulting from changes in the fair value of derivatives are recognized in earnings or recorded in other comprehensive income, and recognized in the statement of earnings when the hedged item affects earnings, depending on the purpose of the derivatives and whether they qualify for hedging accounting treatment. The Company does not enter into or hold derivatives for trading or speculative purposes. The Company has invested in two partnerships, accounted for under the equity method, that have entered into interest rate hedges on variable rate debt. The Company's partnerships have treated these hedges as cash flow hedges. At January 1, 2001, the fair value of the interest rate hedges was zero. The Company's portion of the increased obligation under cash flow hedges reduced the carrying amount of the Company's investment in unconsolidated subsidiaries by approximately $4,316 and has been reflected in accumulated other comprehensive loss as of December 31, 2002.

Advertising & Promotional Costs

The costs of advertising, promotional and marketing programs are charged to operations in the year incurred and are included in hotel expense in the accompanying consolidated statement of operations. Advertising, promotional and marketing costs totaled $6,330 for the year ended December 31, 2002. No significant advertising, promotional and marketing costs were incurred in any prior years.

3. Assumption of Third-Party Leases:

Western International Leases. Effective January 1, 2002, the Company took assignment of its leases with WI Hotel Leasing, LLC for seven hotel Properties. These Properties are being leased by a TRS of the Company and are managed by affiliates of Marriott International, Inc. ("Marriott"). The operations of these Properties have been reflected in the results of operations for the Company for the year ended December 31, 2002. The Company paid approximately $69 for this assignment.

Crestline MI-3 Leases. Effective June 28, 2002, the Company took assignment of its leases from CCCL Leasing, LLC, an affiliate of Crestline Capital Corporation, for nine hotel Properties. These Properties are being leased by a TRS of the Company and are managed by an affiliate of Marriott. The operations of these Properties are reflected in the consolidated results of operations for the Company effective June 28, 2002. In connection with this transaction, CCCL Leasing, LLC gave up its claim to security deposits totaling approximately $4,000. Additionally, the Company assumed a liquidity facility loan of approximately $3,600 and paid approximately $25 in legal fees and other expenses. These transactions resulted in net other income of approximately $375 being recognized by the Company during the year ended December 31, 2002. See

(Amounts are in thousands, except per share data.)

Note 13, "Commitments and Contingencies," for a summary of the terms of the loan that was assumed by the Company.

Crestline Atlanta Leases. Effective June 30, 2002, the Company took assignment of its leases from CC GB Leasing, LLC, an affiliate of Crestline Capital Corporation, for two hotel Properties. These Properties are being leased by a TRS of the Company and are managed by an affiliate of Interstate Hotels and Resorts under the Residence Inn by Marriott brand. The operations of the Properties are reflected in the consolidated results of operations for the Company effective June 30, 2002. In connection with this transaction, CC GB Leasing, LLC forfeited its claim to security deposits totaling approximately $1,400 and the Company assumed net assets of approximately $59, resulting in other income of approximately $1,459 being recognized by the Company during the year ended December 31, 2002.

4. Investments in Unconsolidated Subsidiaries:

Desert Ridge Partnership. During 2002, the Company contributed additional capital of approximately $16,200 into Desert Ridge Resort Partners, LLC (the "Desert Ridge Partnership"), an existing partnership in which the Company owns 44%. The Company's total investment in the Desert Ridge Partnership was approximately $25,000 as of December 31, 2002. The Desert Ridge Partnership owns a resort which was under construction during the majority of 2002 and all of 2001. The resort opened for business on November 30, 2002. Limited golf course operations have been included in the consolidated results of operations of the Company until the resort opened in late 2002. The final costs of construction will be paid in early 2003. Upon completion, the estimated total cost of the resort is expected to be approximately $304,000.

Waikiki Partnership. During 2002, the Company contributed additional capital of approximately $8,700 into WB Resort Partners, LP (the "Waikiki Partnership"), an existing partnership in which the Company owns 49%. The Company's total investment in the Waikiki Partnership was approximately $42,000 as of December 31, 2002. The Waikiki Partnership owns the Waikiki Beach Marriott Resort in Honolulu, Hawaii (the "Waikiki Property"), which was undergoing significant renovations for the majority of 2002, and was substantially complete as of December 31, 2002. The total cost of the resort is expected to be approximately $215,000.

Mobil Travel Guide. In January 2002, the Company acquired a 25% interest in a partnership with Publications International, Ltd. ("PIL"), Hilton Hotels Corporation ("Hilton"), and Marriott that owns a 77.5% interest in a partnership with Exxon Mobil Corporation and PIL ("EMTG"). EMTG owns the licensing rights to the Mobil Travel Guide. The licensing rights entitle EMTG to assemble, edit, publish and sell the Mobil Travel Guide and use such rights to generate additional products using the Mobil Travel Guide brand. The Company's required total capital contribution was approximately $3,600. EMTG has engaged Dustin/Massagli LLC, a company in which one of the Company's directors is president, a director and principal stockholder, to manage its business. In December 2002, the Company

(Amounts are in thousands, except per share data.)

contributed an additional $894 to the partnership that owns EMTG, thereby increasing the Company's ownership in the partnership from 25% to 31.25%.

Office Building. In May 2002, the Company acquired an interest of approximately 10% in CNL Plaza, Ltd., a limited partnership that owns an office building located in Orlando, Florida, in which the Advisor and its affiliates lease office space, for $300. The remaining interest in the limited partnership is owned by several affiliates of the Advisor. In connection with this acquisition, the Company has severally guaranteed a 16.67% share, or approximately $2,600, of a $15,500 unsecured promissory note of the limited partnership.

San Francisco Partnership. In June 2002, the Company acquired a 50% interest in CY-SF Hotel Parent, LP (the "San Francisco Partnership"), a partnership with an affiliate of Marriott. The San Francisco Partnership purchased a Courtyard by Marriott in downtown San Francisco for $82,000 (the "San Francisco Downtown Property"). The purchase was financed with equity investments of $13,000 each from the Company and Marriott, as well as $56,000 in borrowings consisting of two loans from a third-party lender. One of the loans was in the amount of $41,000 and requires interest payments equal to the greater of one-month LIBOR plus 3.25%, or 6.25%. The other loan was in the amount of $15,000 and requires interest payments equal to a base rate plus 7%. The base rate equals the greater of (a) the lesser of (i) one-month LIBOR or (ii) 9%, or (b) 3%. Both loans mature in August 2007 and require monthly payments of interest only through July 1, 2004, at which time monthly payments of principal and interest are due with the remaining principal balances and any unpaid interest due at maturity. The lessee of the San Francisco Downtown Property is a wholly owned subsidiary of the San Francisco Partnership and the Property is managed by a subsidiary of Marriott.

Interstate Partnership. In September 2002, the Company acquired an 85% interest in a Hampton Inn Property located in Houston, Texas (the "Hampton Inn Property") in return for an equity contribution of approximately $4,890. The Hampton Inn Property was acquired through an existing partnership with Interstate Hotels and Resorts that was originally formed in November 2001 (the "Interstate Partnership"). The total purchase price of the Hampton Inn Property was $14,300. All characteristics of the Interstate Partnership other than the acquisition of the Hampton Inn Property remain unchanged. In connection with this purchase, the Interstate Partnership assumed a loan of approximately $9,300, which is secured by the Property. The loan bears interest at a rate of 7.78% per annum. Monthly payments of principal and interest of $76 are due on the first day of each month through December 1, 2007, at which time the entire remaining principal balance is due.

Hilton 2 Partnership. On December 13, 2002, the Company formed a partnership (the "Hilton 2 Partnership") with Hilton, of which the Company owns a 75% interest and Hilton owns a 25% interest. On December 24, 2002, the Hilton 2 Partnership acquired a Doubletree hotel located in Dallas, Texas (the "Doubletree Lincoln Centre Property") and a Sheraton El Conquistador Resort and Country Club located in Tucson, Arizona. The Sheraton El Conquistador Resort and Country Club was immediately converted to a Hilton Hotel (the "Hilton El Conquistador Resort Property"). The Hilton

(Amounts are in thousands, except per share data.)

2 Partnership expects to convert the Doubletree Lincoln Centre Property into a Hilton hotel during the first half of 2003. The total purchase price of the Properties was approximately $121,000. In connection with this purchase, the Hilton 2 Partnership obtained mortgage financing in the amount of $33,800 for the Doubletree Lincoln Centre Property and $44,850 for the Hilton El Conquistador Resort Property. These loans bear interest at a rate equal to 5.67%. Monthly payments of interest only are due monthly for the first two years of the loans, with monthly payments of interest and principal due thereafter until maturity in December 2007.

The Company has investments in several other joint ventures and partnerships with third parties who share the decision-making and control for these entities. The borrowers on the loans are legally separate entities, having separate assets and liabilities from the Company and, therefore, the assets and credit of the respective partnerships may not be available to satisfy the debts and other obligations of the Company. Likewise, the assets and credit of the Company may not be available to satisfy the debts and other obligations of the borrowers on the loans of the partnerships.

The following presents unaudited condensed financial information for these investments as of and for the year ended December 31, 2002:

	Desert Ridge Resort Partners, LLC	WB Resort Partners, LP	CNL HHC Partners, LP	CNL IHC Partners, LP
Hotel properties	$ 269,925	$ 198,140	$ 218,268	$ 35,073
Other assets	20,543	22,091	9,439	2,995
Mortgages and other notes payable	230,176	157,798	100,000	15,909
Other liabilities	41,065	15,834	7,075	814
Partners' capital	19,227	46,599	120,632	21,345
Revenues	7,344	46,667	61,598	6,825
Cost of sales	7,016	20,407	25,809	1,800
Expenses	15,680	44,639	34,990	4,114
Net income (loss)	(15,352)	(18,379)	799	911
Income (loss) allocable to the Company	(6,547)	(9,006)	560	713
Other comprehensive income (loss) allocable to the Company	(2,572)	—	(554)	—
Difference between carrying amount of investment and Company's share of partners' capital	3,642	3,503	7,302	2,050
Company's ownership interest at end of period	44.0%	49.0%	70.0%	85.0%

(Amounts are in thousands, except per share data.)

CY-SF Hotel Parent, LP	CTM Partners, LLC	CNL Plaza, Ltd.	CNL HHC Partners II, LP	Total
$ 80,374	$ —	$ —	$ 122,493	$ 924,273
3,733	12,623	63,735	5,291	140,450
57,160	2,247	64,061	78,650	706,001
3,725	220	398	5,673	74,804
23,222	10,156	(724)	43,461	283,918
8,564	1,400	6,088	694	139,180
2,899	3,941	1,946	386	64,204
7,011	1,604	4,086	549	112,673
(1,346)	(4,145)	56	(241)	(37,697)
(673)	(1,036)	6	(181)	(16,164)
—	—	—	—	(3,126)
1,831	—	—	4,501	22,829
50.0%	31.3%	10.0%	75.0%	—

(Amounts are in thousands, except per share data.)

The following presents unaudited condensed financial information for these joint ventures and partnerships as of and for the year ended December 31, 2001:

	Desert Ridge Resort Partners, LLC	WB Resort Partners, LP	CNL HHC Partners, LP	CNL IHC Partners, LP*
Hotel properties	$ 133,500	$ 186,885	$ 213,279	$ 21,049
Other assets	82,644	9,070	10,573	571
Mortgages and other notes payable	181,885	137,750	100,000	6,723
Other liabilities	26,970	18,197	4,940	250
Partners' capital	7,289	40,008	118,912	14,647
Revenues	8,154	10,167	17,564	511
Cost of sales	2,235	5,508	7,095	175
Expenses	13,830	13,989	9,219	409
Net income (loss)	(7,911)	(9,330)	1,250	(73)
Income (loss) allocable to the Company	(3,396)	(4,572)	875	—
Other comprehensive income (loss) allocable to the Company	(1,370)	—	180	—
Difference between carrying amount of investment and Company's share of partners' capital	3,197	3,623	7,651	870
Company's ownership interest at end of period	42.33%	49.00%	70.00%	85.00%

* A portion of the net income for the year ended December 31, 2002 was allocated to the other partner to restore the deficit created by losses during the year ended December 31, 2001 in accordance with the partnership agreement.

** These entities were not formed until 2002 and therefore are not presented for the year ended December 31, 2001.

(Amounts are in thousands, except per share data.)

CY-SF Hotel Parent, LP**		CTM Partners, LLC **		CNL Plaza, Ltd. **		CNL HHC Partners II, LP**		Total
$	—	$	—	$	—	$	—	$ 554,713
	—		—		—		—	102,858
	—		—		—		—	426,358
	—		—		—		—	50,357
	—		—		—		—	180,856
	—		—		—		—	36,396
	—		—		—		—	15,013
	—		—		—		—	37,447
	—		—		—		—	(16,064)
	—		—		—		—	(7,093)
	—		—		—		—	(1,190)
	—		—		—		—	15,341
	—		—		—		—	—

(Amounts are in thousands, except per share data.)

The difference between the carrying amount of the investments in the above partnerships and the Company's share of partners' capital results from various acquisition costs and fees which are not shared by the co-venturers. These amounts are amortized over 36 years.

The Company earned distributions from the following partnerships during the years ended December 31, 2002 and 2001, which reduce the carrying value of the investment:

Partnership	2002	2001
Desert Ridge Resort Partners, LLC	$ 1,432	$ 968
WB Resort Partners, LP	4,136	854
CNL HHC Partners, LP	4,753	2,390
CNL IHC Partners, LP	973	—
CY-SF Hotel Parent, LP	716	—
CNL Plaza, Ltd.	164	—
	$ 12,174	$ 4,212

As of December 31, 2002 and December 31, 2001, the Company had approximately $2,695 and $1,411, respectively, in distributions receivable from the above partnerships, which are included in due from related parties in the accompanying consolidated balance sheets.

5. Hotel Properties:

During the year ended December 31, 2002, the Company acquired direct interests in eight Properties throughout the United States and purchased one parcel of land on which a hotel is being developed, resulting in a total of 55 Properties currently operating, 42 wholly-owned and 13 held indirectly through partnerships. Substantially all of the Properties directly owned by the Company are pledged as collateral to secure mortgages or other long-term financing.

During the year ended December 31, 2002, the Company acquired the following Properties:

Brand Affiliation	Property Location	Date of Acquisition	Purchase Price
SpringHill Suites® by Marriott®	Manhattan Beach, CA	January 18, 2002	$20,000
TownPlace Suites® by Marriott®	Manhattan Beach, CA	January 18, 2002	$15,000
SpringHill Suites® by Marriott®	Plymouth Meeting, PA	January 18, 2002	$27,000
Courtyard® by Marriott®	Basking Ridge, NJ	March 1, 2002	$35,750
Marriott® Hotel	Bridgewater, NJ	June 14, 2002	$61,500
Courtyard® by Marriott®	Foothill Ranch, CA	July 3, 2002*	$18,300
Courtyard® by Marriott®	Newark, CA	October 25, 2002	$25,500
Residence Inn by Marriott®	Newark, CA	November 15, 2002	$27,300
Doubletree® Crystal City	Arlington, VA	December 19, 2002	$71,000

* Land purchased for development on which a hotel Property is being constructed

(Amounts are in thousands, except per share data.)

Additionally, the Company completed construction and opened the following Properties during 2002:

Brand Affiliation	Property Location	Opening Date
Residence Inn by Marriott®	Orlando, FL	February 14, 2002
Courtyard® by Marriott®	Weston, FL	February 14, 2002
Courtyard® by Marriott®	Edison, NJ	November 4, 2002

These hotel Properties, with the exception of the Doubletree Crystal City, are newly constructed and accordingly the pro forma impact is not significant. All of these Properties are leased to the Company's TRS entities and are operated by third-party managers. The Properties were recorded at cost and allocated between land, building and equipment using appraisal data. The results of operations of the Properties are included in the consolidated results of operations.

Hotel Properties are generally encumbered by debt and consist of the following at December 31:

	2002	2001
Land	$ 145,719	$ 106,174
Buildings	816,184	521,230
Equipment	82,232	59,937
	1,044,135	687,341
Less accumulated depreciation	(56,408)	(29,182)
Construction in progress	919	41,081
	$ 988,646	$ 699,240

Properties with a net book value of approximately $295,000 are leased to third-party tenants on a "triple-net" basis, whereby the tenant is generally responsible for all operating expenses relating to the Property, including property taxes, insurance, maintenance and repairs. During the years ended December 31, 2002, 2001, and 2000, these third-party tenants paid approximately $4,073, $7,350, and $4,156, respectively, in property taxes for Properties which the Company leases on a triple-net basis.

The following is a schedule of future minimum lease payments to be received on the noncancellable operating leases with third parties at December 31, 2002:

2003	$ 31,276
2004	31,276
2005	31,276
2006	31,276
2007	31,276
Thereafter	240,047
	$ 396,427

6. Prepaid Expenses & Other Assets:

Other assets as of December 31, 2002 and 2001 were approximately $25,177 and $6,796, respectively, and consist primarily of deposits and acquisition fees and expenses relating to Properties the Company intends to acquire.

(Amounts are in thousands, except per share data.)

7. Indebtedness:

At December 31, 2002 and 2001, indebtedness collateralized by Properties, consisted of:

	2002	2001
Mortgages payable, bearing interest rates ranging from 7.50% to 7.75%, with total monthly principal and interest payments of $666, maturing July 31, 2009	$ 84,638	$ 86,152
Mortgages payable, bearing interest of 8.335%, with monthly interest-only payments of approximately $347, maturing December 1, 2007	50,347	50,000
Mortgage payable, bearing interest of 8.29%, with monthly principal and interest payments of $257, maturing December 1, 2007	32,069	32,732
Mortgage payable, bearing interest of 5.84%, with monthly interest-only payments through December 2004 and thereafter principal and interest payments calculated on a 25-year amortization through maturity on December 1, 2007	31,082	—
Mortgage payable, bearing interest of 6.53%, with monthly interest-only through December 2004 and thereafter principal and interest payments calculated on a 25-year amortization through maturity on November 1, 2007	9,070	—
Construction loan facility for up to $64,000 in borrowings, bearing interest of London Interbank Offered Rate ("LIBOR") plus 275 percent, with monthly payments of interest only, maturing December 1, 2005	21,280	42,119
Construction loan for up to $17,000 in borrowings, bearing interest of LIBOR plus 300 basis points, with monthly payments of interest only, maturing September 15, 2003	—	5,768
Tax Incremental Financing Note, bearing interest of 12.85%, with principal and interest payments made by incremental property tax payments paid by tenant, maturing June 1, 2018	8,459	9,685
	$ 236,945	$ 226,456

(Amounts are in thousands, except per share data.)

The Company has a revolving line of credit (the "Revolving LOC") to fund acquisition and development of Properties and investments in Mortgage Loans and other permitted investments. Under the terms of the Revolving LOC, the Company is entitled to receive cash advances of up to $96,725 for a five-year period. Interest payments are due monthly with principal payments of $1 due at the end of each loan year. Advances under the Revolving LOC bear interest at an annual rate of 225 basis points above 30-day LIBOR (3.63% as of December 31, 2002) and are collateralized by certain hotel Properties. At December 31, 2002, approximately $24,079 was outstanding under the Revolving LOC.

Debt arrangements allow for repayments earlier than the stated maturity date. The weighted average effective interest rate on mortgages and other notes payable was approximately seven percent as of December 31, 2002. The amount of debt reported in the accompanying consolidated balance sheets approximates the fair value of such debt as of December 31, 2002 and 2001.

The following is a schedule of maturities for all long-term borrowings at December 31, 2002:

2003	$ 3,562
2004	2,676
2005	24,664
2006	3,701
2007	53,954
Thereafter	154,020
	$ 242,577

In connection with the lease assumptions on nine Properties as discussed in Note 3, "Assignment of Third-Party Leases," the Company assumed a liquidity facility loan in the amount of approximately $3,600. A total of approximately $10,170 is available under the facility. The facility was provided by the manager of the Properties to fund Property operating shortfalls for the aggregate rent due on a pooled basis for the nine portfolio Properties. The facility is available until the earlier of (i) expiration of the agreement on December 31, 2004, (ii) the minimum rent coverage of the pooled Properties equals or exceeds a predefined threshold for 13 consecutive accounting periods or (iii) total liquidity facility funding equals or exceeds 10 percent of the total purchase price for all nine Properties at the end of any fiscal year. As of December 31, 2002, approximately $5,632 was outstanding and approximately $4,538 was available for future draws under the liquidity facility loan.

8. Taxes:

The components of the deferred taxes recognized in the accompanying consolidated balance sheet at December 31, 2002 are as follows:

Deferred tax assets:	
Net operating loss	$ 1,587
Deferred tax liabilities:	
Valuation allowance	(1,587)
	$ —

The types of temporary differences between the tax basis of assets and liabilities and their consolidated financial statement reporting amounts are attributable principally to net operating losses. The TRS tenant had net operating loss carry forwards for federal and state purposes of approximately $4,218 as of December 31, 2002, which is available to offset future operating income. The net operating loss carry forward expires

(Amounts are in thousands, except per share data.)

in 2021. The Company has not recorded this potential future benefit because its TRS subsidiaries do not have sufficient historical earnings on which to base a potential future benefit. There were no differences between the tax basis of assets and liabilities and their consolidated financial reporting amounts for the year ended December 31, 2001.

9. Related Party Transactions:

Certain directors and officers of the Company hold similar positions with the Advisor and its affiliates, including the managing dealer, CNL Securities Corp. These affiliates are by contract entitled to receive fees and compensation for services provided in connection with common stock offerings, and the acquisition, development, management and sale of the Company's assets.

Amounts incurred relating to these transactions with affiliates were as follows for the years ended December 31:

	2002	2001
CNL Securities Corp.:		
Selling commissions (the majority of which was reallowed to unaffiliated broker-dealer firms)	$ 37,003	$ 21,804
Marketing support fee and due diligence expense reimbursements*	2,448	1,351
	39,451	23,155
Advisor and its affiliates:		
Acquisition fees	29,464	21,057
Development fees	1,896	2,107
Asset management fees	6,696	3,327
	38,056	26,491
	$ 77,507	$ 49,646

* The majority of these fees and reimbursements were reallowed to unaffiliated broker-dealer firms.

Of these amounts, approximately $1,916 and $1,026 is included in due to related parties in the accompanying consolidated balance sheets as of December 31, 2002 and December 31, 2001, respectively.

The Advisor and its affiliates provide various administrative services to the Company, including services related to accounting; financial, tax and regulatory compliance reporting; stockholder distributions and reporting; due diligence and marketing; and investor relations (including administrative services in connection with the offerings), on a day-to-day basis.

(Amounts are in thousands, except per share data.)

The expenses incurred for these services were classified as follows for the years ended December 31:

	2002	2001
Stock issuance costs	$ 3,128	$ 4,705
General operating and administrative expenses	1,128	1,092
	$ 4,256	$ 5,797

The Company maintains bank accounts in a bank in which certain officers and directors of the Company serve as directors, and in which an affiliate of the Advisor is a stockholder. The amount deposited with this bank was approximately $14,861 and $6,928 at December 31, 2002 and December 31, 2001, respectively.

EMTG, LLC, a partnership in which the Company has a 31.25% interest, engaged Dustin/Massagli LLC, a company in which one of the Company's directors is president, a director and a principal stockholder, to manage its business.

10. Concentration of Risk:

A significant portion of the Company's rental income and hotel revenues were earned from properties operating as various Marriott and Hilton brands. Additionally, the Company relies on Marriott to provide credit enhancements for certain of its Properties. Although the Company intends to acquire Properties in various states and regions, carefully screens its managers and tenants and has obtained interests in non-Marriott and non-Hilton branded Properties, failure of the Company's hotels or the Marriott or Hilton brands could significantly impact the results of operations of the Company. Management believes that the risk of such a default will be reduced through future acquisitions and diversification, and through the initial and continuing due diligence procedures performed by the Company.

11. Earnings Per Share:

Basic earnings per share ("EPS") excludes dilution and is computed by dividing income available to common stockholders by the weighted average number of common shares outstanding for the period. Diluted EPS reflects the potential dilution that could occur if other contracts to issue common stock were exercised and shared in the earnings of the Company. For the year ended December 31, 2000, approximately 7,188 shares were considered dilutive after the application of the "if converted method" and were included in the denominator of the diluted EPS calculation. For the year ended December 31, 2001, approximately 1,800 shares relating to potentially dilutive securities were anti-dilutive and were excluded from the calculation. There were no potentially dilutive items in 2002.

(Amounts are in thousands, except per share data.)

The following represents the calculation of earnings per share and the weighted average number of shares of potentially dilutive common stock for the years ended December 31, 2002, 2001 and 2000:

	2002	2001	2000
Basic Earnings Per Share:			
Net earnings	$ 15,810	$ 19,328	$ 20,670
Weighted average number of shares outstanding	97,874	64,458	38,698
Basic earnings per share	$ 0.16	$ 0.30	$ 0.53
Diluted Earnings Per Share:			
Net earnings	$ 15,810	$ 19,328	$ 20,670
Additional income attributable to investment in unconsolidated subsidiary assuming all Preferred Shares were converted	—	—	3,564
Adjusted net earnings assuming dilution	$ 15,810	$ 19,328	$ 24,234
Weighted average number of shares outstanding	97,874	64,458	38,698
Assumed conversion of Preferred Stock	—	—	7,188
Adjusted weighted average number of shares outstanding	97,874	64,458	45,886
Diluted earnings per share	$ 0.16	$ 0.30	$ 0.53

(Amounts are in thousands, except per share data.)

12. Stockholders' Equity:

On April 22, 2002, the Company commenced its fourth offering of up to 45,000 shares of common stock ($450,000) (the "2002 Offering"). Of the 45,000 shares of common stock offered, up to 5,000 were available to stockholders purchasing shares through the reinvestment plan. Since its formation through December 31, 2002, the Company has received an initial $200 contribution from its Advisor and subscription proceeds of approximately $1,267,821 (126,782 shares), including approximately $7,639 (764 shares) received pursuant to the Company's reinvestment plan. CNL Securities Corp., an affiliate of the Advisor, is the managing dealer for the Company's equity offerings. The Company has received approximately $392,750 (39,275 shares) in gross offering proceeds from the 2002 Offering, from its inception through December 31, 2002.

On August 13, 2002, the Company filed a registration statement on Form S-11 with the Commission in connection with the proposed sale by the Company of up to an additional 175,000 shares of common stock ($1,750,000) (the "2003 Offering"). The 2003 Offering commenced immediately following the completion of the 2002 Offering on February 4, 2003. Of the 175,000 shares of common stock to be offered, up to 25,000 are available to stockholders purchasing shares through the reinvestment plan. The price per share and the other terms of the 2003 Offering, including the percentage of gross proceeds payable (i) to the managing dealer for selling commissions and expenses in connection with the offering and (ii) to the Advisor for acquisition fees, are substantially the same as those for the 2002 Offering. CNL Securities Corp., an affiliate of the Advisor, is the managing dealer for the Company's equity offerings.

Under the redemption plan, the Company may elect, at its discretion, to redeem shares, subject to certain conditions and limitations. During the years ended December 31, 2002, 2001 and 2000, 239 shares, 251 shares and 269 shares, respectively, were redeemed at approximately $2,391, $2,313 and $2,503, respectively, and retired from shares outstanding of common stock. Shares were redeemed for $9.20 per share.

For the years ended December 31, 2002, 2001 and 2000, approximately 51%, 52% and 63%, respectively, of the distributions paid to stockholders were considered ordinary income and approximately 49%, 48% and 37%, respectively, were considered a return of capital to stockholders for federal income tax purposes. No amounts distributed to the stockholders for the years ended December 31, 2002, 2001 and 2000 are required to be or have been treated by the Company as a return of capital for purposes of calculating the stockholders' return on their invested capital.

13. Commitments & Contingencies:

From time to time the Company may be exposed to litigation arising from the operation of its business. At this time, management does not believe that resolution of these matters will have a material adverse effect on the Company's financial condition or results of operations.

(Amounts are in thousands, except per share data.)

As of February 21, 2003, the Company has commitments to (i) acquire or develop three hotel Properties for an anticipated aggregate purchase price of approximately $227,100, (ii) construct or complete construction on one Property, with an estimated cost of approximately $13,000 and (iii) fund the remaining total of approximately $10,000 for property improvements in three existing partnerships. The Company also has committed to fund its pro rata share of working capital shortfalls and construction commitments for its partnerships, if shortfalls arise, and has guaranteed the debt service for several of its subsidiaries and partnerships. The acquisition of additional Properties are subject to the fulfillment of certain conditions. There can be no assurance that any or all of the conditions will be satisfied or, if satisfied, that these transactions will be entered into by the Company. In order to enter into these and other transactions, the Company must obtain additional funds through the receipt of additional offering proceeds and/or advances on the Revolving LOC and permanent financing.

The Company has entered into an agreement whereby if certain conditions are met, nine Properties currently leased to third-party tenants on a triple-net basis, must be assumed by the Company on or before March 31, 2004. In order for this to occur, the Properties must have operating results above a certain minimum threshold. If these conditions are met and the assumption of these leases does not occur by the deadline, the Company has agreed to return approximately $3,200 in security deposits it holds on three of the Properties. If conversion occurs, the Company is not obligated to pay any additional consideration for the leasehold position and that the manager will participate, through incentive fees, in any additional earnings above what was otherwise the minimum rent. Additionally, the Company would not be obligated to return the security deposits its holds on these three properties.

With respect to certain of its Properties, the Company has received various credit enhancement guarantees from third-party managers who have guaranteed a certain level of performance for Properties they manage which are leased to TRS entities. When provided, these guarantees are typically in effect during the stabilization period for the hotel Property or Properties being guaranteed. These guarantees normally expire (i) when a predefined operating performance threshold is achieved for twelve consecutive months, (ii) after a specified period (typically three to five years) or (iii) when maximum allowable funding under that guarantee has been received, whichever occurs first. Operating results of several Properties may be "pooled" in order to measure operating performance for purposes of determining guarantee funding. Additionally, all or a portion of the amounts funded under these guarantees may be earned back by the guarantor, with a specified return, as an incentive fee under the management contract. Such incentive fee amounts will be paid only to the extent Property operating profits exceed a predetermined operating threshold. In situations where the guarantor has the opportunity to earn back funding from these guarantees, the funds received under the guarantees are recorded as other liabilities in the accompanying consolidated balance sheets. As of December 31, 2002 and December 31, 2001, the Company did not have any outstanding liabilities from its credit enhancement guarantees. Additionally, as of December 31, 2002 and December 31, 2001, the Company had approximately $37,515 and $50,000,

(Amounts are in thousands, except per share data.)

respectively, which remained available for funding under these types of guarantees, should such funding be necessary. Additional amounts of available funding under these types of credit enhancements are available separately for several of the partnerships in which the Company has invested. There is no assurance that market conditions will allow the Company to continue to obtain credit enhancements in the future.

The Company has amended the agreements relating to one of its credit enhancements with Marriott. Marriott is obligated to fund guarantee payments of certain minimum returns to TRS entities of the Company, however, the management contracts on the hotels subject to the credit enhancement were amended to provide that the first incentive management fee is payable up to a predefined amount rather than paying the fee primarily based on the amounts previously funded under the guarantee. The Company has recognized other income at approximately $10,280 during the fourth quarter of 2002 equal to the amounts previously funded under the credit enhancement through December 31, 2002, which Marriott has agreed will not be subject to repayment provisions. Additionally, the Company will recognize income in the future, rather than liabilities, whenever amounts are funded by Marriott under the arrangement. The Company will recognize incentive management fee expense if and when such incentive management fees are earned by Marriott. These amendments are not expected to have a significant effect on the Company's cash available for distribution to stockholders.

The Company is a party to certain contracts, which may result in future obligations to third parties. See description of obligations that follow.

Earnout Provisions on Property Acquisitions

The Company is currently subject to earnout provisions on two of its Properties, whereby if the operating performance of the two Properties exceeds a certain pre-defined threshold, additional consideration will be due from the Company to the prior owner of such Properties. The earnout provision period terminates on May 31, 2004, at which time the Company will have no further liability under this provision. The maximum amount of consideration that the Company may be obligated to pay is approximately $2,472.

Guarantee of Debt on Behalf of Unconsolidated Subsidiaries

The Company has guaranteed 16.67% of a $15,500 note payable on behalf of a subsidiary of CNL Plaza, Ltd. The total liability of the Company under this arrangement is capped at approximately $2,583, plus interest on such amount. Interest accrues at a rate of LIBOR plus 200 basis point per annum on the unpaid principal amount. This guarantee shall continue through the loan maturity in November 2004.

Guarantee of Other Obligations on Behalf of Unconsolidated Subsidiaries

The Company has generally guaranteed, in connection with loans to certain unconsolidated subsidiaries, the payment of certain obligations that may arise out of fraud or misconduct of the subsidiary borrower. This guarantee will be in effect until the loans have been paid in full.

Irrevocable Letter of Credit

The Company has obtained an irrevocable letter of credit for the benefit of a lender in the amount of $775. The letter of credit is automatically extended

(Amounts are in thousands, except per share data.)

each fiscal year until November 10, 2007. The Company could be liable to the extent that drawings under the letter of credit occur.

Refundable Tenant Security Deposits

The Company is obligated to return security deposits to unrelated third-party tenants at the end of the lease terms in accordance with the lease agreements. The Company has recorded a liability for such security deposits totaling approximately $12,883 as of December 31, 2002.

Marriott Put Option

Marriott has the right on certain partnerships with the Company to require the Company to buy-out a portion of Marriott's ownership. These rights are available if certain predefined operating results are obtained. Should such conditions be met, the Company may be obligated to buy interests valued at approximately $11,050.

14. Selected Quarterly Financial Data:

The following table presents selected unaudited quarterly financial data for each full quarter during the years ended December 31, 2002 and 2001:

2002 Quarter	First	Second	Third	Fourth	Year
Revenues	$ 27,147	$ 32,306	$ 46,276	$ 50,679	$ 156,408
Net income	3,651	4,757	2,343	5,059	15,810
Earnings per share:					
Basic	0.05	0.05	0.02	0.04	0.16
Diluted	0.05	0.05	0.02	0.04	0.16

2001 Quarter	First	Second	Third	Fourth	Year
Revenues	$ 16,713	$ 18,202	$ 19,029	$ 17,519	$ 71,463
Net income	5,529	7,058	3,890	2,851	19,328
Earnings per share:					
Basic	0.11	0.12	0.06	0.01	0.30
Diluted	0.11	0.12	0.06	0.01	0.30

(Amounts are in thousands, except per share data.)

15. Subsequent Events:

On February 20, 2003, the Company contributed the Doubletree Crystal City and Hilton conveyed a Hilton located in Rye, New York (the "Hilton Rye Town Property") to the Hilton 2 Partnership. Additionally, on the same day, the Hilton 2 Partnership acquired three Embassy Suite Properties located in Orlando, Florida; Arlington, Virginia; and Santa Clara, California. At the time of acquisition/contribution, the Hilton 2 Partnership obtained permanent financing of approximately $145,000, which was allocated between these five Properties. The loan bears interest at 5.95% per annum and matures on March 1, 2010. Payments of interest only are due monthly through maturity.

On February 20, 2003, the Company acquired the Hyatt Regency Coral Gables, located in Miami, Florida, for $36,000. This property is leased to a TRS of the Company and is managed by a subsidiary of Hyatt Hotels Corporation.

During the period January 1, 2003 through February 21, 2003, the Company received subscription proceeds for an additional 8,966 shares ($89,656) of common stock.

On January 1, 2003 and February 1, 2003, the Company declared distributions totaling approximately $8,152, and $8,490, respectively, or $0.064583 per share of common stock, payable by March 31, 2003, to stockholders of record on January 1, 2003 and February 1, 2003, respectively.

The Company currently is seeking additional Properties or other permitted real estate related investment opportunities, such as investments into other real estate companies or partnerships.

(Amounts are in thousands, except per share data.)

Selected Financial Data

The following selected financial data should be read in conjunction with the consolidated financial statements and related notes.

	2002	2001	2000	1999	1998
Year Ended December 31:					
Revenues	$ 156,408	$ 71,463	$ 36,099	$ 10,678	$ 1,955
Net earnings (1)	15,810	19,328	20,670	7,516	959
Cash flows from operating activities	70,340	52,937	43,651	12,890	2,777
Cash flows used in investing activities	(452,745)	(295,991)	(334,237)	(130,231)	(34,511)
Cash flows from financing activities	386,573	237,681	238,811	206,085	36,093
Cash distributions declared (2)	74,217	48,409	28,082	10,766	1,168
Funds from operations (3)	59,366	40,838	30,053	10,478	1,343
Earnings per share:					
Basic	0.16	0.30	0.53	0.47	0.40
Diluted	0.16	0.30	0.53	0.45	0.40
Cash distributions declared per share	0.78	0.77	0.74	0.72	0.47
Weighted average number of shares outstanding:					
Basic	97,874	64,458	38,698	15,890	2,402
Diluted	97,874	64,458	45,886	21,438	2,402
At December 31:					
Total assets	$ 1,303,860	$ 901,406	$ 653,962	$ 266,968	$ 48,857
Mortgages payable	207,206	168,884	170,055	—	—
Other notes payable and line of credit	53,818	65,072	19,582	—	—
Total stockholders' equity (4)	1,012,499	637,876	419,289	253,055	37,116

(1) During 2002, 2001, 2000, 1999 and 1998, operating expenses incurred by the Company as a percent of net income, each term as defined in the Company's Prospectus, were 16.04%, 15.56%, 8.98%, 7.03% and 15.41%, respectively. In addition, during 2001, 2000, 1999 and 1998, operating expenses incurred by the Company represented approximately 1.0%, 1.2%, 1.0%, 0.7% and 1.5% of average invested assets, as defined in the Company's Prospectus. In accordance with the Advisory Agreement, to the extent that operating expenses payable or reimbursable by the Company, in any four consecutive fiscal quarters exceed the greater of 2% of average invested assets or 25% of net income (the "Expense Cap"), the Advisor is required to reimburse the Company the amount by which the total operating expenses paid or incurred by the Company exceed the Expense Cap. During the years ended December 31, 2002, 2001, 2000 and 1999, operating expenses incurred were below the Expense Cap. In 2002, 2001, 2000 and 1999, the Company's operating expenses did not exceed the Expense Cap as defined by the Company's Prospectus. During the year ended December 31, 1998, the Company's operating expenses exceeded the Expense Cap by $93; therefore, the Advisor reimbursed the Company such amount in accordance with the Advisory Agreement.

(2) Cash distributions are declared by the Board of Directors and generally are based on various factors, including cash available from operations. Approximately 79%, 60%, 26%, 30% and 18% of cash distributions for the years ended December 31, 2002, 2001, 2000, 1999 and 1998, respectively, represent a return of capital in accordance with generally accepted accounting principles ("GAAP"). Cash distributions treated as a return

(Amounts are in thousands, except per share data.)

of capital on a GAAP basis represent the amount of cash distributions in excess of accumulated net earnings on a GAAP basis, including deductions for depreciation expense. The Company has not treated such amounts as a return of capital for purposes of calculating the stockholders' return on their invested capital.

(3) Management considers funds from operations ("FFO") to be an indicative measure of operating performance due to the significant effect of depreciation of real estate assets on net earnings. FFO, based on the revised definition adopted by the Board of Governors of the National Association of Real Estate Investment Trusts ("NAREIT") in October 1999 and as used herein, means net earnings determined in accordance with GAAP, excluding gains or losses from debt restructuring and sales of property, plus depreciation and amortization of real estate assets and after adjustments for unconsolidated partnerships. (Net earnings determined in accordance with GAAP includes the noncash effect of straight-lining rent increases throughout the lease terms. This straight-lining is a GAAP convention requiring real estate companies to report rental revenue based on the average rent per year over the life of the leases. During the years ended December 31, 2002, 2001, 2000, 1999, and 1998, net earnings included approximately $35, $118, $117, $35 and $44, respectively, of these amounts.) FFO was developed by NAREIT as a relative measure of performance and liquidity of an equity REIT in order to recognize that income-producing real estate historically has not depreciated on the basis determined under GAAP. However, FFO (i) does not represent cash generated from operating activities determined in accordance with GAAP (which, unlike FFO, generally reflects all cash effects of transactions and other events that enter into the determination of net earnings), (ii) is not necessarily indicative of cash flow available to fund cash needs and (iii) should not be considered as an alternative to net earnings determined in accordance with GAAP as an indication of the Company's operating performance, or to cash flow from operating activities determined in accordance with GAAP as a measure of either liquidity or the Company's ability to make distributions. FFO, as presented, may not be comparable to similarly titled measures reported by other companies. Accordingly, the Company believes that in order to facilitate a clear understanding of the consolidated historical operating results of the Company, FFO should be considered in conjunction with the Company's net earnings and cash flows as reported in the accompanying consolidated financial statements and notes thereto.

The following is a reconciliation of net earnings to FFO for the years ended December 31, 2002, 2001, 2000, 1999 and 1998:

	2002	2001	2000	1999	1998
Net earnings	$ 15,810	$ 19,328	$ 20,670	$ 7,516	$ 959
Adjustments:					
Effect of unconsolidated subsidiaries	12,341	2,702	1,825	1,710	—
Effect of minority interest	(237)	(941)	(272)	(16)	—
Amortization of real estate assets	1,353	535	131	49	—
Depreciation of real estate assets	26,523	19,214	7,699	1,219	384
Effect of assumption of liabilities	3,576	—	—	—	—
Funds from operations	$ 59,366	$ 40,838	$ 30,053	$ 10,478	$ 1,343

(4) Includes subscriptions of $489,111, $286,069, $203,684, $245,939 and $31,694 received, net of stock issuance costs of approximately $51,640, $34,732, $24,808, $26,632 and $3,601 for the years ended December 31, 2002, 2001, 2000, 1999 and 1998, respectively. Stock issuance costs consist of selling commissions, marketing support fees and due diligence expense reimbursements and offering expenses. The ratio of stock issuance costs to subscriptions received were 1:9, 1:8, 1:8, 1:9 and 1:9 during 2002, 2001, 2000, 1999 and 1998, respectively.

(Amounts are in thousands, except per share data.)

Share Price & Distribution Data

The Company expects to make distributions to the stockholders pursuant to the provisions of the Company's Articles of Incorporation. For the years ended December 31, 2002 and 2001, the Company declared cash distributions of approximately $74,217 and $48,409 respectively, to the stockholders. For the years ended December 31, 2002 and 2001, approximately 51% and 52%, respectively, of the distributions paid to stockholders were considered ordinary income and approximately 49% and 48%, respectively, were considered a return of capital to stockholders for federal income tax purposes. No amounts distributed to stockholders for the years ended December 31, 2002 and 2001, were required to be or have been treated by the Company as a return of capital for purposes of calculating the stockholders' return on their invested capital. Amounts contained hereinafter are in thousands, unless otherwise noted, except for per share data.

The following table presents total distributions and distributions per share:

2002 Quarter	First	Second	Third	Fourth	Year
Total distributions declared	$ 15,432	$ 17,058	$ 19,322	$ 22,405	$ 74,217
Distributions per share	0.194	0.194	0.194	0.194	0.776
2001 Quarter					
Total distributions declared	$ 9,772	$ 11,257	$ 13,037	$ 14,343	$ 48,409
Distributions per share	0.191	0.191	0.194	0.194	0.770

As of February 21, 2003, there were 46,538 stockholders of record of common stock. There is no public trading market for the shares, and even though the Company intends to list the shares on a national securities exchange or over-the-counter market within five years, there is no assurance that a public market for the shares will develop. Prior to such time, if any, as Listing occurs, any stockholder (other than the Advisor) may present all or any portion equal to at least 25% of such stockholder's shares to the Company for redemption at any time, in accordance with the procedures outlined in the Company's prospectus. At such time, the Company may, at its sole option, redeem such shares presented for redemption for cash, at a redemption price equal to the then current offering price, less a discount of 8%. The current offering price is $10 per share; thereby the current net redemption price is $9.20 per share. Redemptions are limited to the extent sufficient funds are available. In addition, the Company may, at its discretion, use up to $100 per calendar quarter of the proceeds of any public offering of its common stock for redemptions. There is no assurance that there will be sufficient funds available for redemptions and, accordingly, a stockholder's shares may not be redeemed. The Board of Directors of the

(Amounts are in thousands, except per share data.)

Company, in its discretion, may amend or suspend the redemption plan at any time they determine that such amendment or suspension is in the best interest of the Company. For the years ended December 31, 2002 and 2001, 239 and 251 shares, respectively, were redeemed at $9.20 per share and retired from shares outstanding of common stock. The price to be paid for any share transferred other than pursuant to the redemption plan is subject to negotiation by the purchaser and the selling stockholder.

As of December 31, 2002, the offering price per share of common stock was $10. Based on the continued sale of shares through February 21, 2003, for $10 per share, the Company estimates that the value of its shares is $10 per share. The Company's shares are not publicly traded. Investors are cautioned that common stock not publicly traded is generally considered illiquid and the estimated value per share may not be realized when an investor seeks to liquidate his or her common stock.

Shareholder Information

SHAREHOLDER INFORMATION:

Business inquiries by shareholders should be directed to:

CNL Investor Relations
P.O. Box 4920
Orlando, FL 32802-4920
(407) 650-1000
(866) 650-0650

INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS:

PricewaterhouseCoopers LLP
Orlando, FL

COUNSEL:

Greenberg Traurig, LLP
New York, NY

ADVISOR:

CNL Hospitality Corp.
Orlando, FL

CORPORATE OFFICES:

CNL Hospitality Properties, Inc.
450 South Orange Avenue
Orlando, FL 32801
(407) 650-1000
(866) 650-0650
www.cnlonline.com

FORM 10-K:

The Company's annual report filed on Form 10-K with the Securities and Exchange Commission (the "Commission") is available at no charge upon written request to the Company's Corporate Secretary at the above address. The Commission maintains a web site located at http://www.sec.gov that contains reports, proxy and information statements and other information regarding the Company that is filed electronically with the Commission. In addition, the Company makes available free of charge on its Internet web site (http://www.cnlonline.com) the Company's Annual Report on Form 10-K.





CNL™
Hospitality Properties, Inc.

CNL Center at City Commons
450 South Orange Avenue
Orlando, Florida 32801-3336
tel (407) 650-1000 (800) 522-3863
www.cnlonline.com

Mailing Address:
P.O. Box 4920
Orlando, Florida 32802-4920